FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

For the month of April, 2005

Commission File Number:  0-23696


                              RADICA GAMES LIMITED
                 (Translation of registrant's name into English)

            Suite V, 6/F., 2-12 Au Pui Wan Street, Fo Tan, Hong Kong
                    (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F

         Form 20-F    X             Form 40-F
                   -------                    -------

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____________

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____________

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                No   X
             -------           -------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

         Contents:
         1. Press Release dated April 21, 2005
         2. Press Release dated April 12, 2005
         3. Annual Report to Stockholders
         4. Management Information Circular / Proxy Statement dated
            April 22, 2005

         This Report on Form 6-K shall be deemed to be incorporated by reference into the Registrant's Registration Statements on Form S-8 (No. 33-86960, No. 333-7000, No. 333-59737, No. 333-61260 and No. 333-122248) and on Form F-3 (No.
333-7526 and No. 333-79005).

                                    SIGNATURE



Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 RADICA GAMES LIMITED




Date:      April 27, 2005                        /s/ Craig D. Storey
      ------------------------------             -------------------------------
                                                 Craig D. Storey
                                                 Chief Accounting Officer

                              RADICA GAMES LIMITED
                             ANNOUNCES BOARD CHANGES


FOR IMMEDIATE RELEASE                       CONTACT: PATRICK S. FEELY
APRIL 21, 2005                                       CHIEF EXECUTIVE OFFICER
                                                      (LOS ANGELES, CALIFORNIA)
                                                      (626) 744 1150

                                                      DAVID C.W. HOWELL
                                                      PRESIDENT ASIA OPERATIONS
                                                      & CFO
                                                      (HONG KONG)
                                                      (852) 2688 4201

(HONG KONG) Radica Games Limited (NASDAQ: RADA) announced today changes in the composition of its Board of Directors that will be proposed in the upcoming proxy for election at its Annual General Meeting scheduled for May 23, 2005. New directors proposed for election include John Coulter, Floyd (Bud) Glisson, Frank O'Connell and Richard Wenz. Directors leaving the Board in May at the end of their terms include external directors James J. O'Toole and Peter L. Thigpen, and internal director David C.W. Howell, who continues to serve the Company as Chief Financial Officer and President, Asia Operations.

Jon Bengtson, Radica's Chairman said, "I want to express our deep appreciation for the outstanding service of retiring directors Jim O'Toole, Pete Thigpen and David Howell. Their contributions have directly impacted the growth and strength of Radica. Jim O'Toole has served on the Board since 1994 and has been instrumental in guiding the Company through its many challenges and successes. His intellect and vast experience with some of the largest and most successful public companies have helped Radica to a position of prominence in the toy industry. Pete Thigpen has served on the Board for the past seven years. His international and operational experience in a fashion industry that follows similar trends as those faced by Radica has helped the Company succeed in the ever changing toy industry. David C. W. Howell is resigning from the Board after 11 years as a director but continues to serve the Company as its Chief Financial Officer and President of Asia Operations. David's resignation has allowed the Company to increase the number of outside directors to provide additional strengths to the Board while continuing to have the benefit of David's knowledge and experience."

"We are excited about the experience and skills we are adding to the Board with the addition of John Coulter, Bud Glisson, Frank O'Connell and Dick Wenz. Their participation on our Board will help us forge the strategic future of Radica. Each new director brings a variety of experiences in addition to a strong track record of success. Let me summarize some of their accomplishments and experiences. John Coulter built European businesses for Mattel and Tonka, and comes from a strong marketing and entrepreneurial background. Bud Glisson turned around and sold Acres Gaming, and has extensive financial management experience. Frank O'Connell led the turn around and sale of Gibson Greetings and took Skybox public in addition to his years of marketing experience at such companies as Mattel and Reebok. Dick Wenz has had several successful experiences in consumer products companies including being president of

Safety First and holding senior financial management positions with Wilson Sporting Goods and Electrolux. Previously he was a partner at Arthur Young. We look forward to benefiting from the many talents of these gentlemen as they join our Board," said Bengtson.

     The foregoing discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projected results. Forward-looking statements include statements about efforts to attract or prospects for additional or increased business, new product introductions and other statements of a non-historical nature. Actual results may differ from projected results due to various Risk Factors, including Risks of Manufacturing in China, Dependence on Product Appeal and New Product Introductions, and Dependence on Major Customers, as set forth in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2004, as filed with the Securities and Exchange Commission. See "Item 3. Key Information -- Risk Factors" in such report on Form 20-F.

ABOUT THE PROPOSED DIRECTORS

  John A.F.H. Coulter is CEO and founder of Exact Products Ltd., a company which specializes in new product development. Prior to this Mr. Coulter had over 20 years of experience in the toy industry. He was founder and CEO of TCL Marketing between 1992 and 2001 acting as the UK distributor for Radica, KID design and Team Concepts. Prior to this he was a Corporate Vice President and President of Europe for Tonka between 1986 and 1990. Between 1982 and 1986 he helped build Mattel in the UK, as Managing Director and Vice President. Prior to entering the toy industry he worked in the food industry and held senior marketing management positions at United Biscuits, Brooke Bond Oxo, Cadbury Schweppes and J. Lyons Grocery Division. Mr. Coulter is an Alumnus of London Business School, Fellow of The Marketing Society (Chairman 1975-76), Fellow of the Chartered Institute of Marketing and Fellow of the British Institute of Management.

  Floyd W. Glisson was CEO of Acres Gaming Incorporated from July 1998 through October 2004, and Chairman of the Board from April 2000 until the company was acquired in October 2003. He has a BS degree in Accounting from the University of Akron, an MBA from the University of Pittsburgh, and was a CPA in Colorado. His previous experience included audit and consulting engagements with Arthur Andersen & Co., and financing management positions with the Dial Corporation and ConAgra Foods Inc. He is in the process of forming GCM Investors LLC, a private investment firm for which he will be Managing Member.

  Frank J. O'Connell a Senior Partner at The Parthenon Group was appointed head of the West Coast office in March 2005 having joined the firm in June 2004 to lead the consumer and specialty retail consulting practice. He joined Indian Motorcycle Corporation in November 2000 as President and CEO to lead the revitalization of this 100-year old American-Icon Brand. He became Chairman in June 2002, eventually overseeing the liquidation of the company under a California procedure in January 2005. From 1996 to 2000, he was Chairman, President and CEO of Gibson Greetings, Inc., a public company in the greeting card and social expression business. He negotiated the sale of Gibson to American Greetings Corporation in March 2000. From 1991-1995 he was President and Chief Operating Officer of Skybox International, a sports and entertainment trading card company, which he took public. Mr. O'Connell has led other branded companies including President of Reebok Brands, North America, President of HBO Video, Founder and President of Fox Video Games and Senior VP of the Electronics Divisions at Mattel. He spent the first 14 years of his career in the food business, in various marketing and operating roles. Mr. O'Connell is a co-founder of Tuckerman Capital, a private equity fund in

Hanover, NH. He serves on the Advisory Boards of the Johnson Graduate School of Management, the Personal Enterprise Program, and the Undergraduate Business Program at Cornell University, where he earned his undergraduate and MBA degrees.

  Richard E. Wenz is a consultant and private investor and currently serves on the Board of Directors of Hunter Fan Company and Inplex Corporation. From 2000 to 2002 Mr. Wenz was an operating partner/affiliate of DB Capital Partners, the private equity arm of Deutsche Bank A.G. and served on the board of directors of a number of portfolio companies including NewRoads, Inc. and Jenny Craig International. Mr. Wenz also served as Chief Executive Officer of Jenny Craig International during 2002. From 1997 to 2000 Mr. Wenz was President and Chief Operating Officer of Safety 1st, Inc., a publicly traded juvenile products company. During 1995 and 1996 Mr. Wenz was the Partner in charge of the Chicago office with The Lucas Group, a business strategy consulting firm. Previous to 1995 Mr. Wenz held senior executive positions with Wilson Sporting Goods Co., Electrolux Corporation, The Regina Company and Professional Golf Corporation. Mr. Wenz began his career in 1971 with Arthur Young & Company (predecessor of Ernst & Young) and left the firm as a Partner in 1983. Mr. Wenz is a certified public accountant.


ABOUT RADICA GAMES LIMITED

Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ: RADA). Radica is a leading developer, manufacturer and distributor of a diverse line of electronic entertainment products including electronic games, youth electronics, video game accessories and high-tech toys. Radica has subsidiaries in the U.S.A., Canada and the U.K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at www.radicagames.com.

                                    -- END --

                              RADICA GAMES LIMITED
                        ANNOUNCES QUARTERLY CASH DIVIDEND


FOR IMMEDIATE RELEASE                       CONTACT: PATRICK S. FEELY
APRIL 12, 2005                                       CHIEF EXECUTIVE OFFICER
                                                     (LOS ANGELES, CALIFORNIA)
                                                     (626) 744 1150

                                                     DAVID C.W. HOWELL
                                                     PRESIDENT ASIA OPERATIONS
                                                     & CFO
                                                     (HONG KONG)
                                                     (852) 2688 4201


(HONG KONG) Radica Games Limited (NASDAQ: RADA) announced today that its Board of Directors has declared a quarterly dividend of $0.045 per share. The dividend will be payable on April 29, 2005, to shareholders of record as of April 20, 2005.


ABOUT RADICA GAMES LIMITED
Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ: RADA). Radica is a leading developer, manufacturer and distributor of a diverse line of electronic entertainment products including electronic games, youth electronics, video game accessories and high-tech toys. Radica has subsidiaries in the U.S.A., Canada and the U.K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at www.radicagames.com.

                                    -- END --

                                RADICA GAMES LTD.

                               2004 ANNUAL REPORT

TABLE OF CONTENTS



LETTER TO SHAREHOLDERS........................................................2

MANAGEMENT'S DISCUSSION OF RESULTS............................................4

FINANCIAL INFORMATION........................................................15

DIRECTORS AND OFFICERS ......................................................43

CORPORATE INFORMATION .......................................................44

ABOUT RADICA:(R)

Radica Games Limited (NASDAQ: RADA) is a Bermuda company headquartered in Hong Kong. Radica is a leading developer, manufacturer and distributor of a diverse line of electronic entertainment products including electronic games, youth electronics, video game accessories and high-tech toys. Radica has subsidiaries in the USA, Canada and the UK, and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at "www.radicagames.com."


FINANCIAL HIGHLIGHTS

OPERATING RESULTS
(US dollars in thousands, except per share data)       2004       2003       2002      2001        2000
----------------------------------------------------------------------------------------------------------

Net sales                                           $ 123,399  $ 105,200  $ 124,646  $ 98,554   $ 106,696

Net income (loss)                                   $   3,456  $  12,491  $  11,934  $ (4,374)  $ (18,099)

Diluted net income (loss) per share                 $    0.18  $    0.66  $    0.65  $  (0.25)  $   (1.03)

Weighted average number of common shares
 and common equivalent shares                          19,526     19,060     18,336    17,612      17,608



FINANCIAL POSITION AT DECEMBER 31,

(US dollars in thousands, except per share data)     2004          2003        2002         2001         2000
---------------------------------------------------------------------------------------------------------------

Working capital                                    $ 71,775     $ 65,616     $ 50,155     $ 36,709     $ 42,619

Total assets                                       $109,941     $102,214     $ 95,302     $ 88,407     $ 99,315

Total liabilities                                  $ 18,864     $ 13,058     $ 20,666     $ 25,355     $ 31,927

Shareholders' equity                               $ 91,077     $ 89,156     $ 74,636     $ 63,052     $ 67,388

TO OUR SHAREHOLDERS,


2004 represented one of the most difficult years in the toy and game industry in recent history. The US market for toys and games declined by approximately 4% and the worldwide markets were even weaker. Additionally oil prices skyrocketed resulting in higher plastic and shipping costs for the industry. This came during a period of intense price pressure from large retailers due to the soft market. The result of these pressures weighed heavily on industry sales and profits.

At Radica, through our continued emphasis on electronic innovation and building our branded business, we overcame this weak market and grew sales by 17%. However, our profits were severely impacted by the industry pricing and cost squeeze exacerbated by our late entry into the retro plug-and-play TV game sector with our Play TV Legends product line. Our late entry into this new category created demand in excess of production capacity in our factory in the third and fourth quarter that resulted in unusually high air freight costs and outsourcing costs to improve product availability dates for our customers. These large "one time" costs significantly decreased gross margins for the year. Plus, since most of our growth occurred in this low margin plug-and-play sector where gross margins are about half of our normal gross margins, our profit results were disappointing with operating profit before the goodwill impairment decreasing by 33% for the year. In addition, we needed to take a non-cash impairment charge against our Gamester video game accessory (VGA) goodwill that depressed net income further.

In spite of these factors we feel that many accomplishments were made during 2004 that demonstrate real promise for the future. Let me list some of the key ones:

         o We continued to successfully build our branded sales with innovative new products like 20Q, Girl Tech Photo Booth and Gamester Race Pac. In fact our Radica branded sales increased by 24% in 2004, and the compound annual growth rate (CAGR) of branded products is 15% since 2001.
         o 20Q, our artificial intelligence game, was a major success and holds significant growth potential for the future. It was a total sell out at Christmas and we are introducing two additional 20Q products for 2005. Plus we have recently signed an agreement with the inventor and a licensing agent to pursue cell phone, video game platform and other licenses. On top of that we are introducing five new language versions for the international markets and have received excellent international distribution support for 2005.
         o We licensed the World Poker Tour for handheld and tabletop electronic games that will be introduced in 2005. We look forward to benefiting from the strong new trend toward Texas Hold'em Poker by leveraging the top license in the category.
         o Our new Sega Genesis retro plug-and-play TV game sold well at Christmas and will be expanded with 5 exciting new products featuring original retro hits like Sonic 2, Capcom's Street Fighter II, Outrun 2019, Menacer and Codemaster's Sensible Soccer.
         o We expanded Radica branded product sales outside the US at a rate of 68% in 2004 due to strong performance of our subsidiaries in the UK and  Canada  plus  the  solid  growth  of  distributors  in
              Australia, New Zealand and France. On top of that we hired Intertoy as our sales representative in Europe to leverage their impressive network of distributors for 2005 and beyond.
         o We diversified our customer base on a worldwide basis. No single customer accounted for more than 25% of our sales in 2004 compared to 32% in 2003, thanks not only to our international growth but also expansion of sales to electronics retailers.
         o We made significant progress with our Gamester video game accessory product line in 2004 and recorded a profit for the first time ever in this business. However, since profits were below forecast we needed to take a non-cash goodwill impairment charge of $3.5 million at the end of 2004. Our new strategy to focus on premium products with a significant advantage to the consumer and higher gross margins seems to be starting to take hold and we believe will lead to profit growth in this sector in the long term.
         o We are launching an exciting new line of dolls in 2005 called Cupcakes that will bring back a product line that had a proven track record of success in the early 1990s and are sure to delight girls once again.

         o We announced and are now in the completion stages of a significant increase in plant capacity that will be ready by the middle of 2005. This should allow us to continue our growth without experiencing the production delays, air freight costs or large outsourcing costs that plagued us in 2004.
         o We have pulled forward the launch of an exciting new product line called Cube World into the late fall and are limiting 2005 shipments to specialty retailers. In 2006 we will roll it out to all our customers. Trade reception has been outstanding and gives us hope that it has the potential to be our next hit handheld product.

These accomplishments will help propel us forward into 2005 allowing us to continue to grow while addressing the profit margin issues we suffered in 2004. Even so, we recognize that the toy and game industry has recently been dealing with difficult market challenges. We believe that some of these challenges have the potential to normalize in 2005. We also believe that we learned a lot about planning better for this type of adversity for future years and have continued to improve our systems and management in this area.

In that regard, we were pleased to announce the addition of Ted Eischeid to our staff in January in the position of President and Chief Operating Officer reporting to Pat Feely, our CEO, who has been filling both positions since Bob Davids' retirement in 1999. Given our growth opportunities for the future, the time has come again to split the job so that Pat has more time to devote to building our business and Ted can expand the time devoted to managing our growing day to day operations. Ted is a seasoned toy industry executive with particular skills in operational and financial management and has been an outside director of Radica since 2003. We look forward to his contribution to Radica.

So, looking to the future we continue to believe that Radica is in the "sweet spot" of our industry because of our focus on electronic innovation. We believe this gives us a strong competitive advantage to allow us to continue the strong growth of Radica branded products we have achieved in recent years. As we move forward we will continue this focus and endeavor to improve our financial model by increased emphasis on product diversity, customer diversity and cost reduction. With our emphasis on technology we like to think we have the key to long-term success in the toy and game industry, and most importantly, to delivering the benefits of this success to our shareholders.


Sincerely,

/s/ Patrick S. Feely                           /s/ Jon N. Bengtson

Patrick S. Feely                               Jon N. Bengtson
Chief Executive Officer                        Chariman of the Board
March 8, 2005                                  March 8, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

FISCAL 2004 COMPARED TO FISCAL 2003

The following table sets forth items from our Consolidated Statements of Operations as a percentage of net revenues:

                                                Year ended December 31,
                                              --------------------------
                                                   2004        2003
                                                 --------    --------

Net sales                                          100.0%      100.0%
Cost of sales                                       66.1%       62.1%
                                                 -----       -----

Gross profit                                        33.9%       37.9%
Selling, general and administrative expenses        24.4%       23.8%
Research and development                             3.4%        3.7%
Depreciation and amortization                        1.4%        1.9%
Impairment of goodwill                               2.9%         --
Restructuring charge                                  --         0.1%
                                                 --------    --------

Operating income                                     1.9%        8.4%
Other income                                         0.6%        0.3%
Foreign currency gain, net                           0.3%        0.2%
Interest income, net                                 0.6%        0.3%
                                                 --------    --------

Income before income taxes                           3.5%        9.1%
(Provision) credit for income taxes                 (0.7%)       2.7%
                                                 --------    --------

Net income                                           2.8%       11.9%
                                                 ========    ========


We reported a net profit for the year of $3.5 million or $0.18 per diluted share compared to $12.5 million or $0.66 per diluted share for 2003. The decline in net profit was in part the result of a pretax non-cash charge of $3.5 million for impairment of goodwill for the VGA or Gamester business acquired in 1999. Despite an increase in sales of $18.2 million that generated additional gross profits of $6.2 million, pretax profit before goodwill impairment declined by 19% ($1.8 million) due largely to a sales mix shift to lower margin Play TV Legends sales, which accounted for $0.5 million of the decline, increased air freight ($1.5 million of the decline), outsourcing costs due to increases in demand in Q3 and Q4 ($1.5 million of the decline), and increased selling and advertising expenses ($3.5 million of the decline). Other factors contributing to the profit decline included a $0.6m charge against an underperforming license guarantee and inventory writedowns for certain discontinued product lines. The effective tax rate was 19.5% and due to a favorable tax adjustment recorded in Q4 of 2003 resulted in a significant increase in tax expense compared to 2003 of $3.2 million for the 4th quarter and $3.7 million for the full year.

Sales for the year increased by 17.3% to $123.4 million from $105.2 million in 2003 due to the success of Play TV Legends, 20Q and the Gamester(R) Race Pac, among other items. The following table shows the detailed revenue comparisons for the year by segment:

                                               Year ended December 31,
                                             --------------------------
Product Lines                                  2004              2003
-------------                                --------          --------
(US$ in thousands)

Games and Youth Electronics Segment
Electronic Games                             $ 80,640          $ 62,374
Youth Electronics                              17,038            15,227
Other Electronic Toys                           3,490              --
Manufacturing Services                          9,008            10,386
                                             --------          --------
                                             $110,176          $ 87,987
                                             --------          --------
VGA Segment
Video Game Accessories                       $ 12,840          $ 14,294
Manufacturing Services                            383             2,919
                                             --------          --------
                                             $ 13,223          $ 17,213
                                             --------          --------

TOTAL                                        $123,399          $105,200
                                             ========          ========


Gross profit margin for the year was 33.9% compared to 37.9% for the year ended December 31, 2003. This decrease in gross margin was in large measure due to the impact of higher mix of our lower margin Play TV Legends line plus the impact of the previously mentioned provision for an under-performing license, inventory writedowns for certain discontinued product lines and additional air freight and product outsourcing costs incurred to meet increased demand in Q3 and Q4.

Operating expenses increased to $39.5 million for the year from $31.0 million in 2003. The increase was due to variable expenses resulting from increased sales together with increased advertising expenditure ($8.8 million in fiscal year ended 2004 compared to $6.2 million in fiscal year 2003), increased research and development costs connected with external programming of software for Play TV games and the $3.5 million charge for impairment of goodwill.

The following table shows the major operating expenses and income taxes:

                                                  Year ended December 31,
                                                 -----------------------
(US$ in millions)                                   2004         2003
                                                 ----------    ---------

Advertising and co-op expenses                     $  10.6        $  7.6
Other selling and promotion expenses                   2.2           1.8
Indirect salaries and bonus                            8.8           8.3
Research and development expenses                      4.2           3.9
Depreciation and amortization                          1.7           2.0
Provision (credit) for income taxes                    0.8          (2.9)
Impairment of goodwill                                 3.5           --
Other general and administrative expenses              8.4           7.4

CAPITAL RESOURCES AND LIQUIDITY

At December 31, 2004 we had $40.1 million of cash and investment securities, and net assets of $91.1 million as compared to $42.0 million and $89.2 million, respectively, at December 31, 2003. Inventories increased to $26.8 million from $15.5 million at December 31, 2003, reflecting current sales growth rates and the reduction in expected shipments to a large customer in the 4th quarter of 2004 of products that are largely expected to be reordered in the first half by that same customer. Receivables increased to $18.4 million from $15.4 million at December 31, 2003 also due to higher volume of sales in the fourth quarter of 2004 compared to the same quarter in 2003.

In addition to our previously announced factory expansion, we plan to significantly invest in new equipment for 2005 including major expansion of our surface mount technology (SMT) capacity in compliance with European lead free soldering regulations and replacement of certain factory equipment with more efficient models. As a result, total capital expenditures for 2005 will be in the range of $6 to $7 million.

Current liabilities were $18.9 million at December 31, 2004, an increase from $13.1 million at December 31, 2003. This is primarily due to an increase in payables for raw material for production of inventories needed to meet Q1 2005 demand.

Cash flows from operating activities, adjusted for the impact on proceeds and purchases of trading securities, decreased from $10 million to $0.8 million due primarily to increase in inventory levels at December 31, 2004 compared to December 31, 2003.

Cash used in investing activities was $1.2 million compared to a net utilization of $10 million in 2003. This decrease was caused by $10 million in investment securities in 2003 offset by an increase in capital purchases related to the factory expansion.

Cash used in financing activities was $1.9 million in 2004, up from $1.5 million of cash used in 2003. This was the result of $3.0 million in dividends paid during the year offset by funds from stock options exercised by directors and employees.

During the normal course of business, we enter into licensing agreements and commitments with various third parties for the use of their inventor concepts and intellectual property. Certain of these agreements and commitments contain provisions for guaranteed or minimum royalty amounts during the term of the contracts. Additionally, we lease certain offices, warehouses and equipment under various operating lease arrangements. In the normal course of business, leases that expire will be renewed or replaced. Under the terms of a joint venture agreement with the local government in Dongguan, we are also committed to pay fees over the next 20 years.

As of December 31, 2004, we were obligated under various licensing, joint venture agreements, non-cancelable operating leases and capital commitments requiring future minimum payments as follows:

(US$ in thousands)
                              Total        2005         2006         2007         2008         2009      Thereafter
                            ---------------------------------------------------------------------------------------
Operating leases             $3,116       $  720       $  601       $  374       $  318       $  204       $  899
Licensing commitments         1,861        1,294          106          231           10          210           10
Joint venture fees            3,317          125          129          129          137          142        2,655
Capital commitments             571          571           --           --           --           --           --
                            ---------------------------------------------------------------------------------------
Total minimum payments       $8,865       $2,710       $  836       $  734       $  465       $  556       $3,564
                            =======================================================================================


We had no derivative instruments or off-balance sheet financing activities during fiscal years 2003 and 2004. We believe that our existing cash and cash equivalents and cash generated from operations are sufficient to satisfy the current anticipated working capital needs of our core business.

Management believes that our existing credit lines are sufficient to meet future short-term cash demands, including seasonal build up of inventory. We fund our operations and liquidity needs primarily through cash flow from operations, as well as utilizing borrowings under secured and unsecured credit facilities when needed. At December 31, 2004, we had general banking facilities including overdraft and trade facilities totaling $3,798,000. During 2005, we expect to continue to fund our working capital needs through operations and the revolving credit facility and we believe that the funds are available to meet our needs. However, unforeseen circumstances such as severe softness in, or a collapse of, the retail environment may result in a significant decline in revenues and operating results, thereby causing us to exhaust our cash resources. If this were to occur, we may be required to seek alternative financing of working capital.

FISCAL 2003 COMPARED TO FISCAL 2002

We reported net income for the year of $12.5 million or $0.66 per diluted share compared to $11.9 million or $0.65 per diluted share for the same period in 2002. Sales for the year decreased by 15.6% to $105.2 million from $124.6 million in 2002 due to the reduction in "one-off" manufacturing business generated by the production of the "Ekara" karaoke product manufactured for Takara in 2002, reduced sales in the United Kingdom which was impacted by a particularly weak fourth quarter retail environment and weaker than expected sales of Barbie(TM) licensed products.

Our UK subsidiary experienced a large shift in its sales mix and gross sales during 2003. Sales of video game accessories fell from $6.1 million in 2002 to $2.2 million in 2003. This was primarily due to our decision to stop selling less profitable commodity-type video game accessories such as memory cards, cables and carrying bags and begin selling a more focused, profitable line that includes products with unique, trademark and patent protected features. In the fourth quarter of 2003, we wrote down our UK video game accessory inventory by $1.25 million with plans to sell our remaining commodity product in 2004. Our sales of electronic games in the UK were $8.0 million in 2003, up from $7.0 million in 2002. This was the result of management's focus on broadening our electronic game distribution in the UK, which was achieved through increased promotional spending and pursuing new retail outlets.

Summary of sales achieved from each category of products:

                                                                 YEAR ENDED DECEMBER 31,
                                            --------------------------------------------------------------
                                                        2003                               2002
                                            ----------------------------      ----------------------------
                                              % of Net         Net              % of Net         Net
Product Lines                                Sales Value    Sales Value        Sales Value    Sales Value
---------------------------------------------------------  -------------      -------------  -------------
(US$ in thousands)

Games and Youth Electronics Segment
     Electronic Games                           59.3%        $ 62,374              50.3%        $ 62,684
     Youth Electronics                          14.5%          15,227              13.4%          16,744
     Manufacturing Services                      9.8%          10,385              19.8%          24,634
                                             --------        --------           --------        --------
                                                83.6%          87,986              83.5%         104,062
                                             --------        --------           --------        --------

VGA Segment
     Video Game Accessories                     13.6%          14,294              12.7%          15,844
     Manufacturing Services                      2.8%           2,920               3.8%           4,740
                                             --------        --------           --------        --------
                                                16.4%          17,214              16.5%          20,584
                                             --------        --------           --------        --------
Total                                          100.0%        $105,200             100.0%        $124,646
                                             ========        ========           ========        ========

Gross profit margin for the year was 38.6% compared to 37.8% for the year ended December 31, 2002 as a result of a favorable product mix shifting from lower margin OEM sales offset by a charge taken in the fourth quarter of $1.25 million to reflect inventory write-downs related to our decision to exit the commodity side of the video game accessories business and concentrate on the higher margin, innovative product sector of the video game accessories market.

Operating expenses for the year decreased to $31.8 million from $34.6 million for the year ended December 31, 2002. The decrease was the result of a decrease in variable expenses. In addition, depreciation and amortization charges dropped by $0.8 million for the year due to certain fixed assets that have become fully amortized during the year.

During the fourth quarter we released the valuation allowance previously provided against deferred taxes in the US. This, combined with a larger than expected tax reimbursement in China, resulted in a net tax credit for the year of $2.9 million.

The following table shows the major operating expenses and income taxes:

                                         Year ended December 31,
                                         -----------------------
(US$ in millions)                           2003        2002
                                          -------     --------

Advertising and co-op expenses             $  7.6      $   7.4
Other selling and promotion expenses          1.8          2.4
Indirect salaries and bonus                   8.3         10.0
Research and development expenses             3.9          4.1
Depreciation and amortization                 2.0          2.9
(Credit) provision for income taxes          (2.9)         2.7

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

We prepare our consolidated financial statements in accordance with generally accepted accounting principles in the United States. Management is required to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenue and expenses. Below is a listing of accounting policies that we consider critical in preparing our consolidated financial statements. These policies include estimates made by management using the information available to them at the time the estimates are made, but these estimates could change considerably if different information or assumptions were used.

BAD DEBT ALLOWANCE

The bad debt allowance is an adjustment to customer trade receivables for amounts that are determined to be uncollectible or partially uncollectible. The bad debt allowance reduces gross trade receivables and is computed based on management's best assessment of the impact on trade receivables in respect of the business environment, customers' financial condition, historical trends and customer disputes. Management believes the accounting estimate related to the allowance for doubtful accounts is a critical accounting estimate because changes in the assumptions used to develop the estimate could have a material effect on selling and administrative expenses, net income and accounts receivable.

We have put  controls  in place  to  minimize  bad  debt  exposure.  Revenue  is recognized provided that there are no uncertainties regarding customer acceptance, vendor agreements are put in place documenting the specific terms of the customer sales relationship or order, the sales price is fixed or determinable and credit checks are conducted periodically to ensure that collectibility is reasonably assured. Credit limits and payment terms are established based on the underlying criteria that collectibility must be reasonably assured at the levels of credit being extended. For customers experiencing financial difficulties, management performs additional analysis and may reduce credit limits or revoke credit based on the findings of the analysis. Management may also restrict credit terms of its customers if circumstances warrant by restricting payment terms to cash in advance, wire transfer or domestic letter of credit.

The movement of the doubtful accounts allowance by geographic region was as follows for 2004:

                                            Balance at                                                   Balance at
                                            beginning         Charged to           Utilization /           end of
(US$ in thousands)                           of year       income statement         write-offs              year
                                             -------       ----------------         ----------              ----

Allowance for Doubtful Accounts
-------------------------------
North America                                 $ 208               $   1                $ (83)               $ 126
Europe                                           43                   5                  (26)                  22
                                              -----               -----                -----                -----
                                              $ 251               $   6                $(109)               $ 148
                                              =====               =====                =====                =====

Asia sales are primarily to third-party distributors and manufacturing services customers. These sales are generally secured by an irrevocable letter of credit resulting in no historical bad debts writeoffs and therefore no allowance for bad debts has been made. The North American utilization of the provision was for the write off of unpaid receivables deemed uncollectible for several small customers. The increase to the European provision was made through the third quarter and was based on historical utilization rates as a percentage of sales. At the end of Q3, an evaluation of the UK provision was made and $26k of the provision was released, which consists of the all of the 2004 utilization of the European provision.

On a consolidated  basis, our five largest  customers,  Wal-mart (US), Toys R Us
(US), Target (US), Argos (UK) and Hasbro (Asia), account for 55.3% of 2004 sales and 67% of total receivables at December 31, 2004. If any of these retailers were to experience financial difficulties, it could expose us to significant bad debt charges and related declines in earnings. Additionally, deterioration in the retail environment or the economy could adversely impact the trade receivables valuation which would increase our bad debt allowance, thus decreasing our earnings.

The following table summaries our doubtful accounts provision at December 31:

(US$ in thousands)                   2004         2003          2002
                                   ------        -------       ------

Allowance for bad debts            $  148        $  251        $  315
As a percentage of net sales         0.1%          0.2%          0.3%


Management believes that the current doubtful accounts allowance is adequate to provide for our expected probable bad debt losses.

ALLOWANCE FOR SALES RETURNS

A sales return allowance is recorded for estimated sales returns from customers. The allowance is based on historical trends and management's best assessment of sales returns as a percentage of overall sales. Management believes this to be a critical accounting estimate because changes in the assumptions used to develop this estimate could materially affect key financial measures, such as sales, net income and receivables.

The movement in the allowance for estimated sales returns by geographic region was as follows for 2004:

                                                Balance at                                               Balance at
                                                beginning          Charged to        Utilization /          end of
(US$ in thousands)                               of year        income statement      write-offs            year
                                                 -------        ----------------      ----------            ----

Allowance for Estimated Sales Returns
-------------------------------------
North America                                        $   284            $   350           $   (333)             $ 301
Europe                                                 1,106                795             (1,278)               623
                                              ---------------    ---------------    ---------------    ---------------
                                                     $ 1,390            $ 1,145           $ (1,611)             $ 924
                                              ===============    ===============    ===============    ===============


The utilization of the allowance was mostly related to the return of various defective product (net of warranty cost) and over stock of products from customers which were anticipated at the end of 2003 and during 2004. The
Company's US sales terms and policies do not allow for the return of non-defective products; however such a return may occur infrequently if the Company can maintain the same economic benefit by reselling the product at a similar margin. In keeping with industry practice, the Company does allow for the return of non-defective products in the UK. In the UK, the return allowance balance is adjusted monthly as a percentage of the prior six months of sales; in the US, the return allowance is adjusted quarterly as a percentage of the prior six months' sales. The percentage is based on historical data and is reviewed quarterly. Defective product returns can be reliably estimated based on past history and do not fluctuate widely from quarter to quarter. Non-defective returns are much more difficult to estimate due to the unpredictability of consumer tastes.

The following table summarizes our sales return provision at December 31:

(US$ in thousands)                   2004           2003           2002
                                   ---------     ----------     ----------

Allowance for sales returns          $  924       $  1,390        $  1,247
As a percentage of net sales           0.7%           1.3%            1.0%

The 2004 decline in the allowance as a percentage of net sales from 2003 is the result of quality improvement efforts and a strategic initiative in the US to move our customers from defective return programs to warranty allowance programs. Defective return programs typically grant return credit to customers for all products returned to their stores as defective. A warranty allowance is a flat, negotiated allowance taken as a percentage of sales and is typically preferable to defective returns because liberal customer return policies generate higher return rates than the negotiated warranty allowances. Additionally, sales to our third-party distributors, which have no right of return, have increased significantly in 2004, reducing the need for the allowance for returns.

Management believes that the current allowance for estimated sales returns is adequate to provide for 2004 related sales returns expected to be received during 2005. If defective returns were to exceed historical estimates, or if we were to experience large overstock returns, then we may have to take higher than anticipated charges in order to adequately increase the allowance which would decrease our earnings. For example, if in 2005, we were to experience returns resulting from a recall or overstocked product that caused a 25% increase from our estimated sales return provisions for 2004 that were based on historical return data, the impact would be roughly $300,000. Although our estimates were primarily based on historical data, there is no way to anticipate such an increase as recalls and poor sell through cannot be reliably predicted.

ALLOWANCE FOR SALES, MARKETING AND ADVERTISING EXPENSES

We record an allowance for sales, marketing and advertising costs agreed with certain customers. Management believes this to be a critical accounting estimate because changes in the assumptions used to develop this estimate could materially affect key financial measures, such as selling and administrative expenses, net income and short-term liabilities. These allowances are based on specific dollar-value programs or percentages of sales, depending on how the program is negotiated with the individual customer. The largest of these allowances is for accrued sales expenses; the movement of this allowance by geographic region in 2004 was as follows:

                                                Balance at                                               Balance at
                                                beginning          Charged to        Utilization /          end of
(US$ in thousands)                               of year         income statement     write-offs            year
                                                 -------         ----------------     ----------            ----

Accrued Sales Expenses Allowance
--------------------------------
North America                                        $ 2,428            $ 1,826           $ (2,866)           $ 1,388
Europe                                                   465              1,008               (950)               523
                                              ---------------    ---------------    ---------------    ---------------
                                                     $ 2,893            $ 2,834           $ (3,816)           $ 1,911
                                              ===============    ===============    ===============    ===============


The charges or provisions to the North American and European allowances were recorded monthly based on the cumulative total of the amounts granted under individual customer sales programs, including volume rebates and co-op advertising credits. The utilization of the provisions related to sales discounts subsequently provided and customer claims made under various sales programs throughout the year. The utilization of the provision can be materially impacted by sell-through of our product at retail because poor sell through can result in increased markdown or co-operative advertising expenditures. We request that all customers submit claims for annual sales and advertising programs by no later than February 28th of the subsequent year but typically we receive significant claims through June 30th of the subsequent year. At the end of the third and fourth quarter, management assesses the remaining provisions from the prior year and releases any provisions that we believe will not be utilized. At the end of the third quarter and fourth quarters of 2004, we released $174,000 and $313,000 respectively of prior year accrued balances into the income statement that we believe will not be utilized or claimed.

The following table summarizes our sales expense allowance at December 31:

(US$ in thousands)                    2004            2003             2002
                                    --------        ---------       ---------

Allowance for sales expenses         $ 1,911         $ 2,893         $ 3,591
As a percentage of net sales            1.5%            2.8%            2.9%

The decrease in the allowances for sales expenses as a percentage of total sales is the result of an effort by management to replace allowances that were based on a certain percentage of sales with allowance that are based on specific advertising and promotional targets agreed to at the beginning of the year and applied to Radica products.

Management has reviewed its existing allowances for sales, marketing and advertising and believes them to be adequate at year-end. Several factors, including poor sell-through of our product at retail could result in management having to authorize higher than anticipated increases to the allowance, which would decrease our earnings. We make every effort to control the inventories of individual products that we carry at retail in order to avoid overstocked product and subsequent markdowns of those products. However, we cannot predict consumer reaction to new products or if similar product introductions by competitors will have an adverse reaction on sales of our existing products. This unpredictability exposes us to potentially large charges to the allowance for sales expense, the total impact of which depends on several variables. The largest of these variables is the volume of slow-moving inventory at retail and the per-unit markdown of the product. For example, there are collectively almost 6,500 individual Wal-mart, Kmart, Target and Toys R US stores in the US. If we were to have a product that was fully distributed in those stores and the stores ended up with unanticipated excess inventories of 20 pieces per store and we offered a $5 markdown on each unit, the total impact of that charge would be a decrease in pretax earnings of $650,000. However, if that product had distribution in half of the total stores, the markdown would be $325,000. In accruing for the sales expense allowance, we include a charge in anticipation of such events. However, we typically are not aware that an overstock situation has occurred until the fourth quarter of the year.

WARRANTY

We record a warranty allowance for costs related to defective product sold to customers. Management believes warranty allowance to be a critical accounting estimate because changes in the assumptions used to develop this estimate could materially affect key financial measures, such as cost of sales and net income. Additionally, the warranty allowance is based on historical trends and management's best assessment of what the defective return percentage will be for a given product. Projecting defective return percentages on new products can lead to deviations between recorded warranty allowances and actual defective returns. Significant negative deviations could have a material impact on our financial results, if large amounts of finished goods were found to be defective.

The movement of this allowance by geographic region is as follows:

                                     Balance at                                               Balance at
                                     beginning          Charged to        Utilization /          end of
(US$ in thousands)                    of year         income statement     write-offs            year
                                      -------         ----------------     ----------            ----

Warranty Allowance
------------------
North America                             $   841            $ 1,399           $ (1,469)             $ 771
Europe                                        199                396               (405)               190
Other countries                                --                109                 --                109
                                   ---------------    ---------------    ---------------    ---------------
                                          $ 1,040            $ 1,904           $ (1,874)           $ 1,070
                                   ===============    ===============    ===============    ===============

The following table summarizes our warranty allowance at December 31:

(US$ in thousands)                       2004             2003            2002
                                      ---------         ---------       --------

Warranty allowance                     $ 1,070           $ 1,040         $ 1,040
As a percentage of net sales              0.9%              1.0%            0.8%

Warranty allowance as a percentage of total sales has remained consistent over the past three years. Despite our continued efforts at improving the quality of our products, there can be no assurance that we will continue to see the same defective product rates. New product introductions, changes to existing products or changes in material vendors and manufacturing subcontractors could all have a negative impact on our defective rates that could cause us to take additional charges to our allowance. For example, an increase in defective returns and allowances of 1% of 2004 sales would have decreased pretax earnings by roughly $1.2 million.

INVENTORIES

We value our inventory at the lower of cost or market. Inventory write-downs are recorded for slow-moving and obsolete inventory. Management uses estimates to record these write-downs. Management believes this to be a critical accounting estimate because changes in the assumptions used to develop this estimate could materially affect key financial measures, such as cost of sales, net income and inventory. Slow-moving and obsolete inventories are written-down to their estimated market value depending on the length of time the product has been in inventory and the forecast sales for the product over the course of the following year. Changes in public and consumer preferences and demand for product or changes in the buying patterns and inventory management of customers could adversely impact the level of inventory provision.

The following table summarizes our allowance for obsolete inventory at December 31:

(US$ in thousands)                       2004             2003            2002
                                      ---------         ---------       --------

Allowance for obsolescence             $ 1,353           $ 2,228         $ 4,193
As a percentage of total inventory        4.8%             12.6%           17.1%

During 2002 and 2003, we took significant provisions against slow-moving, commodity-type video game accessory products in the US, UK and Asia, most of which have been sold. This resulted in higher allowances as a percentage of total inventory than we experienced in 2004.

Orders are subject to cancellation or change at any time prior to shipment since actual shipments of products ordered and order cancellation rates are affected by customer acceptance of product lines, strength of competing products, marketing strategies of retailers, changes in buying patterns of retailers and consumers and overall economic conditions. Unexpected changes in these factors could result in excess inventory in a particular product line, which could cause management to make material adjustments to the allowance.

Management reviews its inventories at the end of each quarter on an item by item basis and identifies products that it believes are obsolete or slow-moving. Management records a provision for a specific item based on several factors, including sell through data, the level of inventory at customers' retail stores, sales price of the item and length of time the item has been in inventory.

IMPAIRMENT OF GOODWILL

In accordance with SFAS No. 142, goodwill and intangible assets not subject to amortization are tested annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. At the end of the fiscal year ended December 31, 2004, we completed testing of the goodwill related to Radica's Gamester(R) or video game accessory
(VGA) segment. In determining the fair value of the VGA segment, a discounted cash flow analysis was performed in which the net present value of cash flows were calculated based on a five-year projected profit and loss and working capital requirements. The estimated net present value of the cash flows was then added to an estimated residual value that was calculated by taking a multiple of projected earnings before interest, taxes, depreciation and amortization at the year end of year five to arrive at the fair value of the VGA segment. Based on a comparison of the estimated fair value of the VGA segment to the VGA's carrying value, including goodwill, a second step was performed which compared the implied fair value of the reporting unit's goodwill to the book value of goodwill. In determining fair value of the reporting unit goodwill, the fair values of the tangible net assets and recognized and unrecognized intangible assets are deducted from the fair value of the reporting unit. If the implied fair value of reporting unit goodwill is lower than its carrying amount, goodwill is determined to be impaired and is written down to its implied fair value. After performing this annual evaluation, we recognized an impairment charge related to goodwill of $3.5 million for the year ended December 31, 2004.

Despite the small profit for the VGA segment in 2004 before the goodwill impairment adjustment, the reason for the decline in the estimated fair value of the VGA's segment from the previous year was primarily the result of lower sales forecasts for fiscal years 2005 through 2009. The adjustment to projected annual sales from prior year was based on our current strategy of concentrating on the innovative, higher margin sector of the market. This improved the projected gross margins and operating margins as a percentage of sales in our model, but decreased the total operating margin and cash flows. We believe that this new model portrays a more accurate picture of our future cash flows and that our new strategy limits the large closeout returns and price pressures that made the VGA segment unprofitable from 1999 through 2003.

DEFERRED TAX ASSETS

We record valuation allowances against our deferred tax assets. In determining the allowance, management considers all available evidence for certain tax credit, net operating loss and capital loss carryforwards. The evidence used in assessing the need for valuation allowances includes the use of business planning, projections of future taxable income and corporate-wide tax planning. Based primarily in our UK subsidiary's failure to generate profits, we recorded our allowance against the entire UK deferred tax asset of $4.5 million. Differences in actual results from projections used in determining the valuation allowances could result in future adjustments to the allowance.

During 2003, we put a new management team in place in the UK and altered the distribution strategy in that market. We expect these moves to return our UK operations to profitability. If this occurs, depending on the level of actual and projected profitability, we would then reverse the valuation allowance, potentially creating a one-time credit to income tax expense in the future.

RECENTLY ISSUED ACCOUNTING STANDARDS

In November 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 151, Inventory Costs -- An Amendment of ARB No. 43, Chapter 4 ("SFAS 151"). SFAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs and spoilage should be expensed as incurred and not included in overhead. Further, SFAS 151 requires that allocation of fixed and production facilities overhead to
conversion   costs  should  be  based  on  normal  capacity  of  the  production facilities. The provisions in SFAS 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We do not believe that the adoption of SFAS 151 will have a significant effect on its consolidated financial statements.

In November 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets -- An Amendment of APB Opinion No. 29 ("SFAS 153"). The provisions of this statement are effective for non monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. This statement eliminates the exception to fair value for exchanges of similar productive assets and replaces it with a general exception for exchange transactions that do not have commercial substance -- that is, transactions that are not expected to result in significant changes in the cash flows of the reporting entity. We do not believe that the adoption of SFAS 153 will have a significant effect on its financial statements.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment. The new pronouncement replaces the existing requirements under SFAS No. 123 and APB 25. According to SFAS No. 123(R), all forms of share-based payments to employees, including employee stock options and employee stock purchase plans, would be treated the same as any other form of compensation by recognizing the related cost in the statement of operations. This pronouncement eliminates the ability to account for stock-based compensation transactions using APB No. 25 and generally would require that such transactions be accounted for using a fair-value based method. For the Company, SFAS No. 123(R) is effective for awards and stock options granted, modified or settled in cash in interim or annual periods beginning after June 15, 2005, which for the Company will be its third quarter ending September 30, 2005. SFAS No. 123(R) provides transition alternatives for public companies to restate prior interim periods or prior years. We are in the process of evaluating the impact of this standard on its financial statements and will adopt SFAS 123(R) on July 1, 2005.

                                      CONSOLIDATED BALANCE SHEETS
                                      DECEMBER 31, 2004 AND 2003

(US dollars in thousands, except share data)                                 2004              2003
                                                                           --------          --------
                                                ASSETS
Current assets:
Cash and cash equivalents                                                  $ 27,614          $ 13,944
Investment securities                                                        12,456            28,009
Accounts receivable, net of allowances for doubtful accounts
  of $148 ($251 in 2003)                                                     18,359            15,360
Inventories                                                                  26,818            15,503
Prepaid expenses and other current assets                                     3,374             2,748
Income taxes receivable                                                         168             1,404
Deferred income taxes and charges                                             1,850             1,706
                                                                           --------          --------

     Total current assets                                                    90,639            78,674

Property, plant and equipment, net                                           11,480            11,908

Goodwill                                                                      6,015             9,551

Other assets                                                                    854               875

Deferred income taxes                                                           953             1,206
                                                                           --------          --------

     Total assets                                                          $109,941          $102,214
                                                                           ========          ========

                                 LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Accounts payable                                                           $ 10,770          $  6,350
Accrued payroll and employee benefits                                         1,486             1,353
Accrued warranty expenses                                                     1,070             1,040
Other accrued liabilities                                                     5,251             3,976
Income taxes payable                                                            287               339
                                                                           --------          --------

     Total current liabilities                                               18,864            13,058
                                                                           --------          --------

     Total liabilities                                                       18,864            13,058
                                                                           --------          --------

Shareholders' equity:
Common stock par value $0.01 each, 100,000,000 shares authorized,
  18,738,112 shares issued and outstanding (18,225,204 in 2003)                 187               182
Additional paid-in capital                                                    4,610             3,517
Retained earnings                                                            85,909            85,437
Accumulated other comprehensive income                                          371                20
                                                                           --------          --------

     Total shareholders' equity                                              91,077            89,156
                                                                           --------          --------

Commitments and contingencies

     Total liabilities and shareholders' equity                            $109,941          $102,214
                                                                           ========          ========



   /s/ Jon N. Bengtson                               /s/ David C.W. Howell
---------------------------                       ---------------------------
        Director                                            Director

        See accompanying notes to the consolidated financial statements.

                                CONSOLIDATED STATEMENTS OF OPERATIONS
                            YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(US dollars in thousands,                              2004              2003*             2002*
 except per share data)                            ------------      ------------      ------------

Revenues:
Net sales                                          $    123,399      $    105,200      $    124,646
Cost of goods sold
  (exclusive of items shown separately below)           (81,576)          (65,350)          (78,138)
                                                   ------------      ------------      ------------
Gross profit                                             41,823            39,850            46,508
                                                   ------------      ------------      ------------

Operating expenses:
Selling, general and administrative expenses            (30,071)          (25,000)          (27,038)
Research and development                                 (4,164)           (3,895)           (4,094)
Depreciation                                             (1,693)           (2,033)           (2,438)
Amortization of goodwill and intangible assets             --                --                (420)
Impairment of goodwill                                   (3,536)             --                --
Restructuring charge                                       --                 (87)             --
                                                   ------------      ------------      ------------
  Total operating expenses                              (39,464)          (31,015)          (33,990)
                                                   ------------      ------------      ------------

Operating income                                          2,359             8,835            12,518

Other income                                                754               317               306

Foreign currency gain, net                                  417               178             1,744

Interest income                                             765               344               253

Interest expense                                           --                 (49)             (218)
                                                   ------------      ------------      ------------
Income before income taxes                                4,295             9,625            14,603

(Provision) credit for income taxes                        (839)            2,866            (2,669)
                                                   ------------      ------------      ------------
Net income                                         $      3,456      $     12,491      $     11,934
                                                   ============      ============      ============
Net income per share:

     Basic                                         $       0.19      $       0.69      $       0.67
                                                   ============      ============      ============

     Diluted                                       $       0.18      $       0.66      $       0.65
                                                   ============      ============      ============

Weighted average number of
  common and common equivalent shares:

     Basic                                           18,653,471        18,016,789        17,725,879
                                                   ============      ============      ============

     Diluted                                         19,525,757        19,059,974        18,335,827
                                                   ============      ============      ============

Cash dividends paid per share
  (4 cents declared and paid for each
  quarter ended March 31, June 30,
  September 30, and December 31, 2004)             $       0.16      $       --        $       --
                                                   ============      ============      ============

* Reclassified to conform with 2004 presentation.

                  See accompanying notes to the consolidated financial statements.

                          CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)
                                            YEARS ENDED DECMEBER 31, 2004, 2003 AND 2002

(US dollars in thousands)                   Common stock                                                Accumulated
                                            ------------        Additional  Warrants to                    other          Total
                                       Number                    paid-in      acquire       Retained    comprehensive  shareholders'
                                      of shares        Amount    capital    common stock    earnings    income (loss)    equity
                                      ----------   ----------   ----------  ------------   ----------   -------------  -------------

Balance at December 31, 2001          17,646,740   $      176   $    1,549   $      445    $   61,012    $     (130)   $   63,052
Issuance of stock                          4,945            1           20         --            --            --              21
Stock options exercised, inclusive       144,446            1          306         --            --            --             307
     of nil tax
Expiration of stock warrants                --           --            445         (445)         --            --            --
Net income                                  --           --           --           --          11,934          --          11,934
Foreign currency translation,               --           --           --           --            --            (678)         (678)
     net of nil tax
                                      ----------   ----------   ----------   ----------    ----------    ----------    ----------

Balance at December 31, 2002          17,796,131   $      178   $    2,320   $     --      $   72,946    $     (808)   $   74,636
Issuance of stock                          3,073         --             20         --            --            --              20
Stock options exercised, inclusive       426,000            4        1,177         --            --            --           1,181
     of $44 tax benefit
Net income                                  --           --           --           --          12,491          --          12,491
Unrealized loss on investment               --           --           --           --            --             (46)          (46)
     securities available-for-sale,
     net of nil tax
Foreign currency translation,               --           --           --           --            --             874           874
     net of nil tax
                                      ----------   ----------   ----------   ----------    ----------    ----------    ----------

Balance at December 31, 2003          18,225,204   $      182   $    3,517   $     --      $   85,437    $       20    $   89,156
Issuance of stock                          2,272         --             21         --            --            --              21
Stock options exercised, inclusive       510,636            5        1,072         --            --            --           1,077
     of nil tax
Dividends paid                              --           --           --           --          (2,984)         --          (2,984)
Net income                                  --           --           --           --           3,456          --           3,456
Unrealized loss on investment               --           --           --           --            --             (90)          (90)
     securities available-for-sale,
     net of nil tax
Foreign currency translation,               --           --           --           --            --             441           441
     net of nil tax
                                      ----------   ----------   ----------   ----------    ----------    ----------    ----------

Balance at December 31, 2004          18,738,112   $      187   $    4,610   $     --      $   85,909    $      371    $   91,077
                                      ==========   ==========   ==========   ==========    ==========    ==========    ==========


The comprehensive income (loss) of the Company, which represents the aggregate of the net income, unrealized loss on investment securities available for sale and the foreign currency translation adjustments, was $3,807, $13,319 and $11,256 for the years ended December 31, 2004, 2003 and 2002, respectively.


        See accompanying notes to the consolidated financial statements.

                                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(US dollars in thousands)                                                      2004         2003*          2002
                                                                             --------      --------      --------

Cash flow from operating activities:
Net income                                                                   $  3,456      $ 12,491      $ 11,934
Adjustments to reconcile net income to net cash
  provided by operating activities:
  Deferred income taxes                                                           109        (2,947)        2,134
  Depreciation                                                                  1,693         2,033         2,438
  Amortization                                                                   --            --             420
  Impairment of goodwill                                                        3,536          --            --
  (Gain) loss on disposal and write off of property, plant and equipment          (19)          102            57
  Compensatory elements of stock issuances                                         21            20            21
  Gain on trading securities                                                     (108)         --            --
  Unrealized gain on trading securities                                            (1)          (55)         --
  Proceeds from sale of trading securities                                     15,572          --            --
  Purchases of trading securities                                                --         (18,000)         --
  Changes in current assets and liabilities:
    Increase in accounts receivable                                            (2,999)         (221)       (1,271)
    (Increase) decrease in inventories                                        (11,315)        4,882        (3,206)
    (Increase) decrease in prepaid expenses and other current assets             (626)       (1,074)          609
    Increase (decrease) in accounts payable                                     4,420        (1,624)       (1,227)
    Increase (decrease) in accrued payroll and employee benefits                  133        (1,400)        1,810
    Increase in accrued warranty expenses                                          30          --             140
    Increase (decrease) in other accrued liabilities                            1,275        (1,864)       (1,645)
    Increase (decrease) in net income taxes receivable                          1,184          (443)         (198)
                                                                             --------      --------      --------

Net cash provided by (used in) operating activities                            16,361        (8,100)       12,016
                                                                             --------      --------      --------

Cash flow from investing activities:
Purchases of available-for-sale securities                                       --         (10,000)         --
Proceeds from sale of property, plant and equipment                             1,292           955           201
Purchase of property, plant and equipment                                      (2,517)         (943)       (1,316)
                                                                             --------      --------      --------

Net cash used in investing activities                                          (1,225)       (9,988)       (1,115)
                                                                             --------      --------      --------

Cash flow from financing activities:
Funds from stock options exercised                                              1,077         1,137           307
Dividends paid                                                                 (2,984)         --            --
Decrease in short-term borrowings                                                --            (846)         --
Repayment of long-term debt                                                      --          (1,825)       (3,648)
                                                                             --------      --------      --------

Net cash used in financing activities                                          (1,907)       (1,534)       (3,341)
                                                                             --------      --------      --------

Effect of currency exchange rate change                                           441           874          (678)
                                                                             --------      --------      --------

Net increase (decrease) in cash and cash equivalents                           13,670       (18,748)        6,882

Cash and cash equivalents:
  Beginning of year                                                            13,944        32,692        25,810
                                                                             --------      --------      --------

  End of year                                                                $ 27,614      $ 13,944      $ 32,692
                                                                             ========      ========      ========

Supplementary disclosures of cash flow information:
  Interest paid                                                              $   --        $     50      $    220
  Income taxes paid                                                             1,084           538         1,314


* Reclassified to conform with 2004 presentation.

        See accompanying notes to the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands, except per share data)

1.   ORGANIZATION AND BASIS OF FINANCIAL STATEMENTS

     Radica Games Limited (the "Company") manufactures and markets a diverse line of electronic entertainment products covering multiple product lines - casino and heritage electronic games, mechanical slot banks, youth electronic games, tabletop games, Play TV(R) games, Girl Tech(R) and Barbie(TM) girls electronic lines, the Twinkleberries(TM) and Cupcakes(R) doll lines, the Nitro Battlerz(TM) and Big Trouble(TM) remote control car products, the Street Muttz(TM) plush line and video game accessories sold under the Gamester(R) brand. The Company is headquartered in Hong Kong and manufactures its products in its factory in Southern China. In 1994 the Company went public when its shares began trading on the NASDAQ exchange.

     The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated on consolidation. The accompanying consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles and are presented in US dollars.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Cash and Cash Equivalents
     Cash and cash equivalents include cash on hand, cash in bank accounts, interest-bearing savings accounts, and time certificates with an initial term of less than three months. For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

     Investment Securities
     Investment securities at December 31, 2004 consist of certificates of deposits and money-market mutual fund investments. The Company classifies its investment securities in one of three categories: trading, available for sale, or held to maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity debt securities are those securities in which the Company has the ability and intent to hold the security until maturity. All securities not included in trading or held to maturity are classified as available for sale.

     Trading and available-for-sale securities are recorded at fair value. Unrealized holding gains and losses on trading securities are included in earnings. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific-identification basis.

     A decline in the fair value of an investment security below cost that is deemed to be other-than-temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. In determining whether impairment is other-than-temporary, the Company considers whether it has the ability and intent to hold the investment for a reasonable period of time sufficient for a forecasted recovery of fair value up to (or beyond) the cost of investment and considers whether evidence indicating the cost of the investment is recoverable within a reasonable period of time outweighs evidence to the contrary. Evidence considered in this assessment includes the cause of the decline, the severity and duration of the decline, changes in value subsequent to year-end and forecast performance of the investment.

     Premiums and discounts are amortized or accreted over the life of the related held-to-maturity or available-for-sale security as an adjustment to yield using the effective-interest method. Dividend and interest income are recognized when earned.

     Trade Receivables
     Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company determines the allowance based on historical write-off experience. The Company reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers.

     Inventories
     Inventories are stated at the lower of cost, determined by the weighted average method, or market. Write-downs are provided for potentially slow moving and obsolete inventory or inventory of which estimated net realizable value is below its carrying value based on management's analysis of inventory levels and future expected sales.

     Depreciation  and Amortization of Property,  Plant and Equipment
     Property, plant and equipment are stated at cost. Depreciation of plant and equipment is provided on the straight-line method over the following estimated useful lives of the assets:

     Plant equipment and machinery                       4 to 5 years
     Furniture and equipment                             3 to 7 years

     All of the Company's land and building holdings in the PRC and Hong Kong are considered to be leasehold property and are amortized on a straight-line basis over the term of the lease, ranging from 30 to 50 years. The buildings on the land are also depreciated over the same period. Costs of leasehold improvements are amortized over the economic life of the asset (ranging from 3 to 5 years) or the term of the lease, whichever is shorter. Upon sale or retirement of property, plant and equipment, the costs and related accumulated depreciation or amortization are eliminated and any resulting gain or loss is included in the statement of operations.

     The Company's real property in Hong Kong consists of purchased office space in an office building that was built on land that is owned by the Hong Kong government. When the Company purchased the office space, there was no separate amount paid to the government for land use rights because the land continues to be owned by the Hong Kong government. Also, there is no ongoing obligation to the government to pay any land use right fee. In Hong Kong, substantially all properties or buildings are built on land owned by the Hong Kong Government for which a developer or owner is required to pay a land premium fee to the government for the land use rights. This fee is paid by the developer at the time the developer commences the construction of the building. The developer is solely responsible for the payment. Properties, including office space, in Hong Kong are purchased and sold at their current market value with no additional lease payment required to be made. The Company amortizes its properties in Hong Kong over a fifty-year period as all leases are set at fifty years since 1997, when Hong Kong was handed back to the Chinese government.

     The Company expenses all mold costs in the year of purchase or, for internally produced molds, in the year of construction.

     Goodwill
     Goodwill represents the excess of costs over fair value of assets of businesses acquired. The Company follows the provisions of Statement of
     Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually or if certain circumstances indicate a possible impairment may exist, in accordance with the provisions of SFAS No. 142. The Company evaluates the recoverability of goodwill and indefinite lived intangible assets using a two-step impairment test approach at the reporting unit level at the end of each year. In the first step, the fair value of the reporting unit is compared to its carrying value including goodwill. The fair value of the reporting unit is determined based upon a combination of multiple of earnings, discounted future cash flows and the projected profitability of the market in which it operates. In the case that the fair value of the reporting unit is less than the carrying value, a second step is performed which compares the implied fair value of the reporting unit's goodwill to the book value of the goodwill. In determining the implied fair value of the reporting unit goodwill, the fair values of the tangible net assets and recognized and unrecognized intangible assets is deducted from the fair value of the reporting unit. If the implied fair value of reporting unit goodwill is lower than its carrying amount, goodwill is impaired and is written down to its implied fair value.

     In  connection  with  SFAS  No.  142's  transitional   goodwill  impairment
     evaluation in 2002, the Company performed the required transitional impairment review of goodwill as of January 1, 2002. For each of the reporting units, the estimated fair value of the reporting unit exceeded their carrying value and therefore no writedown of goodwill was required.

     Impairment of Long-lived Assets
     The Company evaluates the recoverability of long-lived assets in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 requires long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset which is the amount at which the asset can be bought and sold in a current transaction between willing parties.

     Revenue Recognition
     Revenue from product sales is recognized at the time of shipment and passage of title, which is in accordance with the terms of the sale, FOB shipping point. This represents the point at which the customer takes ownership and assumes risk of loss. Prior to 2003, the Company had consignment agreements with certain European distributors and recorded these shipments as revenues upon confirmation of sell-through by the distributor.

     The Company records reductions to gross revenue for customer incentive programs, such as discounts to retailers and volume-based cash incentives. Volume-based cash incentives are determined based on the sale agreement with each individual customer. The Company also records provisions against the gross revenue for estimated product returns and allowances in the period when the related revenue is recorded. These estimates are based on factors that include, but are not limited to, historical sales returns, analyses of credit memo activities and current known trends. Should these actual product returns and allowances exceed those estimates, additional reductions to the Company's revenue would result.

     Shipping and Handling Costs
     The Company records costs incurred for the shipping and handling of the products as cost of goods sold in the consolidated statement of operations.

     Warranty
     The Company provides reserves for the estimated cost of product warranties at the time revenue is recognized. The estimated cost of warranty obligations is based on historical experience of known product failure rates and the terms of product warranties.

     Advertising
     Advertising costs are expensed as incurred. The cost of media related advertising is incurred by the Company at the earlier of the first time that the advertising takes place or the invoice date for the media purchase. In addition, the Company offers discounts to customers who advertise Radica products through cooperative advertising programs. The cooperative advertising costs associated with customer benefit programs are accrued as the related revenues are recognized. The cooperative advertising costs are characterized as a cost if the Company receives a benefit that is sufficiently separable from the retailer's purchase of the Company's products and the fair value of the cooperative advertising benefit is determinable and greater than or equal to the cooperative advertising allowance provided to the retailer. Cooperative advertising costs not meeting these criteria are recorded as reductions in revenue. Advertising and cooperative advertising expenses are recorded as selling, general and administrative expenses in the consolidated statement of operations and amounted to approximately $10,620, $7,614 and $7,350 for the years ended December 31, 2004, 2003 and 2002, respectively.

     Research and Development
     Research and development costs are expensed as incurred. Research and development costs amounted to $4,164, $3,895, and $4,094 for the years ended December 31, 2004, 2003 and 2002, respectively.

     Foreign Currency Translation
     Asset and liabilities of foreign subsidiaries whose functional currency is not the US dollars are translated into US dollars using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the year. The gains and losses resulting from translation of financial statements of foreign subsidiaries are recorded as a separate component of accumulated other comprehensive income (loss) within shareholders' equity. Cumulative translation adjustments are recognized as income or expense upon disposal or liquidation of a foreign subsidiary.

     Post-retirement and Post-employment Benefits
     The Company does not have any post-retirement or post-employment benefit plans. The Company makes contributions to certain defined contribution arrangements with groups of employees. The Company's contributions and any related costs and are expensed as incurred.

     Income Taxes
     Income taxes are accounted for under the asset and liability method for financial accounting. Deferred income tax liabilities and assets are recorded to reflect the tax consequences in future years of differences between the taxable bases of assets and liabilities and the respective financial statement carrying amounts at each period end and operating loss carryforwards using enacted tax rates expected to apply in the year temporary differences are expected to be recovered or settled. A valuation allowance is recognized for any portion of the deferred tax asset for which realization is not deemed to be more likely than not. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     Stock-based Compensation
     The Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including
     Financial Accounting Standards Board (FASB) Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25, issued in March 2000, to account for its fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the then market price of the underlying stock exceeded the exercise price. SFAS No. 123, Accounting for Stock-based Compensation, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of SFAS No. 123 (See Note 11). The following table illustrates the effect on net income if the fair value based method had been applied to all outstanding and unvested awards in the period:

                                                              2004          2003          2002
                                                            --------      --------      --------

     Net income as reported                                 $  3,456      $ 12,491      $ 11,934
     Deduct total stock-based employee compensation
       expense determined under fair-value-based method
       for all rewards, net of tax                              (551)         (496)         (746)
                                                            --------      --------      --------
     Pro forma net income                                   $  2,905      $ 11,995      $ 11,188
                                                            ========      ========      ========

     Earnings Per Share
     Basic earnings per share is based on the weighted average number of shares of common stock, and with respect to diluted earnings per share, also includes the effect of all dilutive potential common stock outstanding. Dilutive potential common stock results from dilutive stock options and warrants. The effect of such dilutive potential common stock on earnings per share is computed using the treasury stock method. All potentially dilutive securities are excluded from the
     computation   in  loss  making   periods  as  their   inclusion   would  be
     anti-dilutive.

     Comprehensive Income
     Other comprehensive income refers to revenues, expenses, gains and losses that under United States generally accepted accounting principles are included in comprehensive income but are excluded from net income as these amounts are recorded as a component of shareholders' equity. The Company's other comprehensive income represented foreign currency translation adjustments and unrealized gains and losses on available-for-sale securities, net of tax.

     Use of Estimates
     The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of certain assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities as of and during the reporting periods. Significant items subject to such estimates and assumptions include the carrying amount of goodwill, property, plant and equipment and inventories, allowances for doubtful receivables and deferred income tax assets and reserves for warranties, product returns and customer sale incentives. Actual results may differ from such estimates. Differences from those estimates are recorded in the period they become known.

     Commitments and Contingencies
     Liabilities for loss contingencies arising from claims, assessments, litigation, fines and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

     Recently Issued Accounting Standards
     In November 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 151, Inventory Costs -- An Amendment of ARB No. 43, Chapter 4 ("SFAS 151"). SFAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs and spoilage should be expensed as incurred and not included in overhead.
     Further, SFAS 151 requires that allocation of fixed and production facilities overhead to conversion costs should be based on normal capacity of the production facilities. The provisions in SFAS 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not believe that the adoption of SFAS 151 will have a significant effect on its consolidated financial statements.

     In November 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets -- An Amendment of APB Opinion No. 29 ("SFAS 153"). The provisions of this statement are effective for non monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. This statement eliminates the exception to fair value for exchanges of similar productive assets and replaces it with a general exception for exchange transactions that do not have commercial substance -- that is, transactions that are not expected to result in significant changes in the cash flows of the reporting entity. The Company does not believe that the adoption of SFAS 153 will have a significant effect on its financial statements.

     In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment. The new pronouncement replaces the existing requirements under SFAS No. 123 and APB 25. According to SFAS No. 123(R), all forms of share-based payments to employees, including employee stock options and employee stock purchase plans, would be treated the same as any other form of compensation by recognizing the related cost in the statement of operations. This pronouncement eliminates the ability to account for stock-based compensation transactions using APB No. 25 and generally would require that such transactions be accounted for using a fair-value based method. For the Company, SFAS No. 123(R) is effective for awards and stock options granted, modified or settled in cash in interim or annual periods beginning after June 15, 2005, which for the Company will be its third quarter ending September 30, 2005. SFAS No. 123(R) provides transition alternatives for public companies to restate prior interim periods or prior years. The Company is in the process of evaluating the impact of this standard on its financial statements and will adopt SFAS 123(R) on July 1, 2005.

     Reclassifications
     Certain reclassifications have been made to prior year amounts to conform to the current year's presentation. The purchase of trading investments in 2003 was reclassified from investing activities to operating activities in order to conform to the provisions of SFAS No. 115. The reclassification resulted in a reduction of $18,000 in the amount of net cash flow provided by operating activities from $9,900 (as originally reported) to net cash flow used in operating activities of $8,100 and a corresponding change in the amount of net cash flows used in investing activities from $27,988 (as originally reported) to net cash flows used in investing activities of $9,988.

3. INVESTMENT SECURITIES

     At December 31, 2004, investment securities represent municipal fixed income and money market funds with readily determinable fair market values and original maturities in excess of three months. Investments classified as available for sale with maturities beyond one year have been classified as short-term based on their highly liquid nature and because it can be sold at anytime and the Company intends to liquidate the investments within the year from the balance sheet date.

     Management classifies investments in marketable securities at the time of purchase and reevaluates such classification at each balance sheet date. At December 31, 2004, investments in certificates of deposits of $9,864 were classified as "available-for-sale" and accordingly are reported at fair value with unrealized losses of approximately $136 reported as a component of accumulated other comprehensive income (loss) in shareholders' equity. The fair value of these investments is based on market information available to management as of the balance sheet date presented. Unrealized losses are charged against income when a decline in the fair market value of an individual security is determined to be other than temporary. Realized gains and losses on investments are included in other income.

     The amortized cost, gross unrealized holding gains, gross unrealized holding losses, and fair value of available-for-sale securities at December 31, 2004 and 2003 were as follows:

                                                                  Gross              Gross
                                              Amortized         unrealized         unrealized
                                                cost          holding gains      holding losses       Fair value
                                           ---------------    ---------------    ---------------    ---------------

     At December 31, 2004
       Available for sale:
         Certificates of deposits               $10,000           $    --             $  (136)           $ 9,864

     At December 31, 2003
       Available for sale:
         Certificates of deposits               $10,000           $    --             $   (46)           $ 9,954

     The following table shows the gross unrealized losses and fair value of the Company's available for sale investments with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2004:

                                     Less than 12 months         12 months or greater                 Total
                                   -----------------------     -------------------------     --------------------------

                                                Unrealized                    Unrealized                     Unrealized
                                   Fair value     losses       Fair value       losses       Fair value        losses
                                   ----------     ------       ----------       ------       ----------        ------

     Certificate of deposits        $  --         $  --          $9,864          $ (136)       $9,864          $ (136)

     The unrealized losses on the investments in certificates of deposits were caused by interest rate changes. The fair value amount above reflects the market price provided by the issuer of the security, assuming an early sale was to occur. The contractual terms of these securities do not permit the issuer to settle the securities at a price less than amortized cost of the investment. Because the Company has the ability and intent to hold these investments until a market price recovery or maturity, these securities are not considered other-than-temporarily impaired.

     The Company also maintains an investment portfolio of $2,592 and $18,055 portfolio of investment classified as trading securities as of December 31, 2004 and 2003, respectively. These investments represent primarily municipal fixed income and money market funds subject to price volatility associated with any interest-bearing instrument.

     Net realized investment gains and net changes in unrealized gains (losses) on investments for the years ended December 31, 2004, 2003 and 2002 are summarized as follows:

                                                                     2004            2003           2002
                                                                     -----           -----          ----

     Net realized investment gains
       Available-for-sale                                            $ --            $ --           $ --
       Trading                                                         108             --             --
                                                                     -----           -----          ----
                                                                     $ 108           $ --           $ --
                                                                     -----           -----          ----

     Net changes in unrealized gains (losses) on investment
       Available-for-sale                                            $ (90)          $ (46)         $ --
       Trading                                                           1              55            --
                                                                     -----           -----          ----
                                                                     $ (89)          $   9          $ --
                                                                     -----           -----          ----

     Net realized investment gains and changes
       in unrealized gains (losses) on investment                    $  19           $   9          $ --
                                                                     =====           =====          ====

     Following is a summary of the disposition and purchases of investment securities for the years ended December 31, 2004, 2003 and 2002:

                                                                        Gross realized               Net realized
                                                              ----------------------------------
                                               Amount             Gains              Losses              gain
                                           ---------------    ---------------    ---------------    ---------------
     Sales:
     2004 - Available-for-sale               $  --                 $  --              $  --               $  --
            Trading                           15,572                   108               --                   108

     2003 - Available-for-sale               $  --                 $  --              $  --               $  --
            Trading                             --                    --                 --                  --

     2002 - Available-for-sale               $  --                 $  --              $  --               $  --
            Trading                             --                    --                 --                  --

     Purchases:
     2004 - Available-for-sale               $  --                 $  --              $  --               $  --
            Trading                             --                    --                 --                  --

     2003 - Available-for-sale               $10,000               $  --              $  --               $  --
            Trading                           18,000                  --                 --                  --

     2002 - Available-for-sale               $  --                 $  --              $  --               $  --
            Trading                             --                    --                 --                  --

4.   INVENTORIES

     Inventories by major categories, net of provisions are summarized as follows:

                                2004              2003
                               -------          -------

     Raw materials             $ 4,017          $ 1,554
     Work in progress            6,830            2,758
     Finished goods             15,971           11,191
                               -------          -------
                               $26,818          $15,503
                               =======          =======

5.   PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consists of the following:

                                                                2004               2003
                                                              --------           --------

     Land and buildings                                       $  9,431           $ 10,953
     Plant and machinery                                         8,142              7,754
     Furniture and equipment                                     8,196              7,514
     Leasehold improvements                                      3,067              2,943
     Construction-in-progress                                      265               --
                                                              --------           --------
          Total                                               $ 29,101           $ 29,164
     Less: Accumulated depreciation and amortization           (17,621)           (17,256)
                                                              --------           --------
          Total, net                                          $ 11,480           $ 11,908
                                                              ========           ========

     In November 2002, the AICPA International Practices Task Force (the "Task Force") discussed an issue relating to accounting for land use rights in the People's Republic of China ("PRC"). The Task Force view is that PRC land use rights are considered operating leases, as they are long-term leases of lands, which do not transfer title. As of December 31, 2004 and 2003, other assets of $854 and $875 respectively, comprise of prepaid land use rights. The prepaid land use rights have a term of 50 years.

6.   GOODWILL

     At December 31, 2004 and 2003, the Company's cost in excess of fair value of net assets purchased (goodwill) related primarily to the 1999 acquisition of Leda Media Products Limited, now called Radica UK Limited ("Radica UK"). On June 24, 1999, the Company purchased Radica UK for approximately $15,970. During the quarter ended June 30, 2000, upon claiming certain breaches of warranty at Radica UK, the Company and the ex-shareholders of Radica UK mutually agreed to cancel certain loan notes such that the purchase price was reduced by $1,399. The Company recorded goodwill of approximately $12,069 resulting from the adjusted purchase price. The goodwill was allocated to the VGA reporting unit and is not tax deductible. Accumulated amortization related to goodwill of $2,518 arose prior to the adoption of SFAS No. 142.

     Effective January 1, 2002, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets. Upon implementation of SFAS 142, and annually thereafter, the Company tested goodwill for impairment. The goodwill arising from the purchase of Radica UK was allocated to the Video Games Accessories ("VGA") reporting unit and the Company has undertaken goodwill impairment testing as follows to determine whether the goodwill was impaired and the extent of such impairment.

     The methods used in the Company's testing of goodwill impairment were as follows: 1) the Company determined the fair market value of the VGA segment by estimating the expected discounted future cash flows of the VGA reporting unit. In estimating the discounted future cash flows, the Company followed FASB Concepts Statement No. 7, Using Cash Flow Information and Present Value in Accounting Measurements, by taking into account the Company's expectations about possible variations in the amount or timing of those cash flows, the risk-free rate of interest and the discounted interest rate. 2) The Company then compared the estimated fair value of the VGA reporting unit with the carrying value of the VGA reporting unit, including goodwill. 3) Since the fair value of the VGA reporting unit was less than the carrying value, the second step was performed which compared the implied fair value of the VGA reporting unit's goodwill to the book value of the goodwill. After performing this annual evaluation, the Company recognized an impairment charge related to goodwill of $3,536 for the year ended December 31, 2004. The impairment charge recorded at December 31, 2004 adjusted the carrying value of the VGA reporting unit's goodwill to its implied fair value. The reason for the impairment was primarily the result of lower sales forecasts for fiscal years 2005 through 2009. The adjustment to projected annual sales from prior year was based on the Company's current strategy of concentrating on the innovative, higher margin sector of the market. This improved the projected gross margins and operating margins as a percentage of sales, but decreased the total operating margin and cash flows. Management believes that the revised forecast portrays a more accurate picture of the Company's future cash flows and that the new strategy limits the large closeout returns and price pressures that made the VGA business unprofitable from 1999 through 2003.

7.   OTHER ACCRUED LIABILITIES

     Other accrued liabilities consist of the following:

                                                2004            2003
                                               ------          ------

     Accrued advertising expenses              $  910          $1,091
     Accrued license and royalty fees           1,963           1,062
     Commissions payable                           93             166
     Other accrued liabilities                  2,285           1,657
                                               ------          ------
          Total                                $5,251          $3,976
                                               ======          ======

8.   INCOME TAXES

     The components of income before income taxes are as follows:

                              2004              2003               2002
                            --------          --------           --------

     United States          $  3,472          $  9,964           $ 10,807
     International               823              (339)             3,796
                            --------          --------           --------
                            $  4,295          $  9,625           $ 14,603
                            ========          ========           ========

     The Company's subsidiary in the People's Republic of China ("PRC") is a Sino-foreign joint venture enterprise. The statutory tax rate of the joint venture is 27%. The joint venture successfully applied for the designation as an "Export Oriented Enterprise", which resulted in a 12% tax rate in 2003 and 2004.

     The provisions (credits) for income taxes consist of the following:

                                                             2004              2003              2002
                                                           -------           -------           -------
     Current:
       US federal and state                                $   274           $    39           $    51
       International                                           456                42               950
                                                           -------           -------           -------
     Total current income tax provision                    $   730           $    81           $ 1,001
                                                           -------           -------           -------

     Deferred:
       US federal                                          $   900           $(2,857)          $  --
       International                                          (791)              (90)            1,668
                                                           -------           -------           -------
     Total deferred income tax provision (credit)          $   109           $(2,947)          $ 1,668
                                                           -------           -------           -------

     Total income taxes provision (credit)                 $   839           $(2,866)          $ 2,669
                                                           =======           =======           =======

     The income taxes for the years ended December 31, 2004, 2003 and 2002 were allocated as follows:

                                                                2004            2003            2002
                                                              -------         -------         -------

     Income from continuing operations                        $   839         $(2,866)        $ 2,669
     Shareholders' equity - compensation expense for
          tax purposes in excess of amounts recognized
          for financial reporting purposes                       --                44            --
                                                              -------         -------         -------

                                                              $   839         $(2,822)        $ 2,669
                                                              =======         =======         =======

     A  reconciliation   between  income  tax  expense   (benefit)  and  amounts
     calculated using the US statutory rate is as follows:

                                                               2004             2003              2002
                                                              -------          -------          -------
     The US statutory rate                                      35%              35%               34%
     Computed "expected" tax expense
       at the US statutory rate                               $ 1,503          $ 3,369          $ 4,965
     State tax, net of federal tax benefit                        127                1                4
     Tax rate differential                                     (1,028)            (807)            (763)
     Change in valuation allowance                                380           (4,476)          (1,282)
     Effect on opening deferred tax balances resulting           --               (478)            --
       from an increase in tax rate during the year
     China tax rebates                                           (212)            (472)            --
     Other, net                                                    69               (3)            (255)
                                                              -------          -------          -------

     Income tax provision (credit)                            $   839          $(2,866)         $ 2,669
                                                              =======          =======          =======

     The US statutory rate has been used since the majority of the Company's taxable income arises in the US. Other, net in the tax reconciliation above primarily includes the tax effect of non-deductible and non-taxable items.

     The tax effects of the Company's temporary differences that give rise to significant portions of the deferred tax assets and liabilities are as follows:

                                                        2004            2003
                                                      -------         -------
     Deferred tax assets:
     Property, plant and equipment                    $   479         $   386
     Net operating loss carryforwards                   4,441           4,169
     Advertising allowances                               322             399
     Accounts receivable                                   43              75
     Inventories                                          416             232
     Sales allowance and returns                          580             968
     Alternative minimum tax credit                       519             324
     Other                                                 10              42
                                                      -------         -------
       Total gross deferred tax assets                  6,810           6,595
     Valuation allowance                               (4,510)         (3,683)
                                                      -------         -------
       Net deferred tax assets                        $ 2,300         $ 2,912

     Deferred tax liabilities:
     Other                                                (17)           --
                                                      -------         -------
       Total gross deferred tax liabilities               (17)           --

       Net deferred tax assets                        $ 2,283         $ 2,912
                                                      =======         =======

     Deferred tax charge on unrealized profits        $   520         $  --
       on intercompany sales
                                                      =======         =======

     The valuation allowance was $9,441 at January 1, 2002. The increase (decrease) in the valuation allowance during the years ended December 31, 2002, 2003 and 2004 were $(1,282), $(4,476) and $827, respectively.

     The following table represents the classification of the Company's net deferred tax assets:

                                             2004          2003
                                            ------        ------

     Current deferred tax assets            $1,330        $1,706
     Long-term deferred tax assets             953         1,206
                                            ------        ------
       Total net deferred tax assets        $2,283        $2,912
                                            ======        ======

     As of December 31, 2004, the Company's US subsidiary had approximately $647 of tax operating loss carryforwards which will begin to expire after 2020. In addition, as of December 31, 2004, the Company's United Kingdom (UK) subsidiary had approximately $14,000 tax net operating loss carryforwards which will carryforward indefinitely. The Company has alternative minimum tax credit carryforwards in the US of approximately $519, which are available to reduce future US Federal regular income taxes, if any, over an indefinite period.

     Under the provisions of SFAS No. 109, Accounting for Income Taxes, the realization of the future tax benefits of a deferred tax asset is dependent on future taxable income against which such tax benefits can be applied and the consideration of any available tax strategies. All available evidence must be considered in the determination of whether sufficient future taxable income will exist. Such evidence includes, but is not limited to, the Company's financial performance, the market environment in which the Company operates, the utilization of past tax credits, and the length of relevant carryback and carryover periods. Sufficient negative evidence, such as cumulative net losses during a three-year period that includes the current year and the prior two years, may require that a valuation allowance be established with respect to existing and future deferred tax assets. Differences in actual results from available evidence used in determining the valuation allowances could result in future adjustments to the allowance.

     Based on management's assessment of the need for a valuation allowance as at the balance sheet dates, the Company views the recoverability of the deferred tax assets, net of existing valuation allowances, as more likely than not to be realizable. Movement in the valuation allowance during the year ended December 31, 2004 primarily reflected the net effect of the change in deferred tax assets in respect of tax losses carried forward of the Company's UK subsidiary.

     The Company's operations involve a significant amount of transactions which cross a number of international borders. In addition, the Company's manufacturing operations are in China, where the negotiation and settlement of tax obligations with the local tax authorities are a normal occurrence.

     The Company establishes provisions for its known and estimated income tax obligations. However, whether through a challenge by one of the many tax authorities in international jurisdictions where the Company and its subsidiaries operate of the Company's transfer pricing, the Company's claim regarding lack of permanent establishment, or other matters that may exist, the Company is exposed to possible additional taxation that has not been accrued. Management believes that any potential tax obligations for these items will not have a material adverse effect on the financial statements.

9.   RESTRUCTURING CHARGE

     In the second quarter of 2003, the Company recorded a restructuring charge of $87 for personnel costs relating to the closure of the UK R&D office, Radica Innovations (UK) Limited. The restructuring resulted in a workforce reduction of approximately 5 positions. The reductions in workforce are permanent and affected the Company's VGA segment. During the year ended December 31, 2003, the Company completed the process of closing the UK R&D office as of December 31, 2003. No restructuring reserve remained as at December 31, 2003.

     In December 2001, the Board of Directors approved a restructuring plan to transfer its R&D operations in the US and Hong Kong to China for implementation in February 2002. The estimated costs related to this restructuring were accrued in December 2001. These accrued restructuring charges were substantially disbursed during 2002. The total restructuring charges consisted of $1,514 of cash outlays, the majority of which were incurred in fiscal 2002, and $40 of non-cash charges, primarily for leasehold improvements write-offs. The remaining restructuring reserve as at December 31, 2002 consisted of $34, primarily related to certain termination benefits which were paid in 2003.

     The components of restructuring charges are as follows:

                                               Balance                                              Balance
                                            at beginning        Charges /         Amount            at end
                                               of year          (release)        incurred           of year
                                            ------------      ------------      ------------      -----------
     2003
     Severance and other compensation          $    34          $    87           $  (121)          $  --
                                               =======          =======           =======           =======

     2002
     Severance and other compensation          $ 1,389          $   (78)          $(1,277)          $    34
     Lease termination costs and                   199               78              (277)             --
       related asset writedowns
                                               -------          -------           -------           -------
                                               $ 1,588          $  --             $(1,554)          $    34
                                               =======          =======           =======           =======

10.  EARNINGS PER SHARE

     The following table sets forth the computation of basic and diluted net income per share as of December 31:

                                                         2004                 2003                  2002
                                                      -----------          -----------          -----------
     Numerator for basic and diluted
       earnings per share:
       Net income                                     $     3,456          $    12,491          $    11,934
                                                      ===========          ===========          ===========

     Denominator:
     Basic weighted average shares                     18,653,471           18,016,789           17,725,879
     Effect of dilutive options and warrants              872,286            1,043,185              609,948
                                                      -----------          -----------          -----------
     Diluted weighted average shares                   19,525,757           19,059,974           18,335,827
                                                      ===========          ===========          ===========

     Basic net income per share:                      $      0.19          $      0.69          $      0.67
                                                      ===========          ===========          ===========

     Diluted net income per share:                    $      0.18          $      0.66          $      0.65
                                                      ===========          ===========          ===========

     Options and warrants on 54,000, 136,500 and 441,700 shares of common stock for the years ended December 31, 2004, 2003 and 2002, respectively were not included in computing diluted earnings per share since their effects were antidilutive.

11.  STOCK-BASED COMPENSATION

     The Company's 1994 Stock Option Plan and 2004 Omnibus Equity Incentive Plan for employees and directors (together, the "Stock Option Plan") provides for options to be granted for the purchase of an aggregate of 1,600,000 shares of common stock at per share prices not less than 100% of the fair market value at the date of grant as determined by the Compensation Committee of the Board of Directors. Following shareholders' approval, the total number of shares of the Company's common stock that may be purchased pursuant to options under such plan has been increased to 4,200,000 shares. Options to employees are generally exercisable over three to five years from the date of grant and vest, or are exercisable, in equal installments, the period beginning one year after the date of grant unless otherwise provided. Options granted to employees under the stock option plan must be exercised no later than ten years from the date of grant. The Company also maintains plans under which it offers stock options to directors. Pursuant to the terms of the plans under which directors are eligible to receive options, each director is entitled to receive options to purchase common stock upon initial election to the Board and at each subsequent quarterly Board meeting. Options are exercisable during the period beginning one year after the date of grant.

     In 2001, the Company issued stock options to management based on the terms of various employment contracts. Based upon 2002 performance, the Company's Compensation Committee voted in March 2003 to accelerate the vesting of 110,000 options. The acceleration of the stock options was approved in accordance with the original terms of the contract and these options would vest in five years regardless of the achievement of the performance goals and therefore the acceleration did not result in a new measurement of the stock options.

     A summary of option activity is as follows:-

                                                    2004                       2003                     2002
                                        -------------------------  -------------------------  -------------------------

                                                        Weighted                  Weighted                    Weighted
                                                         average                   average                     average
                                                        exercise                   exercise                    exercise
     (Shares in thousands)               Shares           price      Shares         price       Shares          price
                                         ------           -----      ------         -----       ------          -----

     Outstanding at
       beginning of year                    1,947         $ 3.41       2,313         $ 4.05       2,191         $ 3.88
     Options granted                          187           8.36         370           5.10         585           3.75
     Options exercised                       (510)          2.11        (426)          2.67        (145)          2.13
     Options forfeited                        (41)          4.19        (310)         11.24        (318)          3.21
                                        ----------                 ----------                 ----------
     Outstanding at end of year             1,583         $ 4.39       1,947         $ 3.41       2,313         $ 4.05
                                        ==========                 ==========                 ==========

     Options exercisable
       at year end                          1,091         $ 3.80       1,232         $ 2.88       1,352         $ 4.52
                                        ==========                 ==========                 ==========

     The following is additional information relating to options outstanding as of December 31, 2004:

                                                     Options outstanding                             Options exercisable
                                -----------------------------------------------------------   -------------------------------
                                                                        Weighted average
                                                     Weighted average       remaining                        Weighted average
     Exercise                        Number         exercise price         contractual          Number        exercise price
     price range                    of shares          per share          life (years)         of shares         per share
     -----------                    ---------          ---------          ------------        ----------         ---------
     (Shares in thousands)

     $ 1.090 to 2.000                     76             $ 1.83                   5.07               76         $  1.83
     $ 2.001 to 4.000                    880               3.27                   5.08              760            3.26
     $ 4.001 to 6.000                    304               4.37                   7.93              127            4.33
     $ 6.001 to 8.000                    139               6.81                   8.24              104            6.76
     $ 8.001 to 10.000                   167               8.56                   9.25                7            8.57
     $ 12.001 to 14.000                   16              12.63                   4.31               16           12.63
     $ 18.001 to 20.000                    1              20.00                   3.00                1           20.00
                                -----------------                                             ------------
                                       1,583             $ 4.39                   6.34            1,091         $  3.80
                                =================                                             ============

     Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The weighted average fair value of stock options at date of grant were $2.70, $1.47 and $1.51 per option for the years ended December 31, 2004, 2003 and 2002, respectively. The values were estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                        2004            2003          2002
                                                     ----------      ---------      ---------

     Expected life of options                         3.5 years      3.6 years      3.4 years
     Risk-free interest rate                           3.6%           2.8%           4.1%
     Expected volatility of underlying stock            45%            33%            51%
     Dividends                                         1.9%            --             --

     The Black-Scholes option pricing models require the input of highly subjective assumptions, including the expected volatility of stock price. Because changes in subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing model does not necessarily represent the estimated fair value of freely tradable fully transferable options without vesting restrictions which differ from the Company's stock option awards.

     If the Company had accounted for its stock option plans by recording compensation expenses based on the fair value at grant date for such awards consistent with the method of SFAS No. 123, the Company's net income and earnings per share would have been adjusted to the pro forma amounts as follows:

                                              2004             2003              2002
                                           ---------        ----------        ----------

     Reported net income                   $   3,456        $   12,491        $   11,934
     Pro forma net income                      2,905            11,995            11,188

     Reported net income per share
          Basic                            $    0.19        $     0.69        $     0.67
          Diluted                               0.18              0.66              0.65

     Pro forma net income per share
          Basic                            $    0.16        $     0.66        $     0.63
          Diluted                               0.15              0.62              0.61

12.  RETIREMENT PLAN

     In Hong Kong, the Company has both mandatory provident fund and defined contribution retirement plans covering substantially all employees. Under these plans, eligible employees contribute amounts through payroll deductions which are 5% or more of individual salary, supplemented by employer contributions ranging from 5% to 10% of individual salary depending on the years of service. The expenses related to these plans were $198, $253 and $142 for the years ended December 31, 2004, 2003 and 2002, respectively.

     Radica's US and UK employees are eligible to participate in savings plans administered by independent trustees, all of which are defined contribution plans. The Company makes company contributions and both individual and company contributions are invested into a balanced variety of investment funds. The Company contributed approximately $118, $74 and $60 to these plans for the years ended December 31, 2004, 2003 and 2002, respectively.

13.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The amounts reported for cash and cash equivalents, trade accounts receivable and trade accounts payable are considered to approximate fair values because of the short duration of these instruments.

     Investment securities (both available-for-sale and trading securities) are carried at fair values which are based on quoted prices at the reporting date.

14.  PLEDGE OF ASSETS

     At December 31, 2004, the Company has general banking facilities including overdraft and trade facilities totaling $3,798 available to be drawn upon. The facilities are collateralized by leasehold land and buildings and bank balances with an aggregate net book value of $3,232.

15.  COMMITMENTS AND CONTINGENCIES

     Leases

     The Company leases certain offices, warehouses and equipment under various operating lease arrangements. The rental expense under the operating leases was approximately $761, $589 and $509 for the years ended December 31, 2004, 2003 and 2002, respectively. In the normal course of business, leases that expire will be renewed or replaced by leases on other properties. As of December 31, 2004, the Company was obligated under non-cancelable operating leases requiring future minimum rental payments as follows:

                                                Operating leases
                                                ----------------

     2005                                                  720
     2006                                                  601
     2007                                                  374
     2008                                                  318
     2009                                                  204
     Thereafter                                            899
                                                ---------------
     Total minimum lease payments                      $ 3,116
                                                ===============

     Joint Venture Agreement

     Under the terms of a joint venture agreement with the local government in Dongguan as of December 31, 2004, the Company is committed to pay a total of $3,317 in varying amounts over the next 20 years.

     Warranties

     The Company provides product warranties to its customers for a period of 90 days from the date of purchase for games and one year for VGA products. Details of the movement in the warranty provision during the year are set out in note 18.

     Licensing Commitments

     In the normal course of business, the Company enters into certain licensing agreements and commitments with various third parties for the use of their inventor concepts and intellectual property. Certain of these agreements and commitments contain provisions for guaranteed or minimum royalty amounts during the term of the contracts. Under the terms of agreements which contain provisions for future minimum payments, the Company is obligated to pay royalty amounts as follows:

                                                Minimum
                                                Payments
                                              ------------

     2005                                        $   1,294
     2006                                              106
     2007                                              231
     2008                                               10
     2009                                              210
     Thereafter                                         10
                                              ------------
                                                 $   1,861
                                              ============

     Capital Commitments

     The Company has capital commitments of $571 at December 31, 2004 in respect of the expansion of its manufacturing facilities in Dongguan, PRC. The Company expects the expansion to be fully completed in 2005.

     Litigation

     On April 4, 2000 a lawsuit was filed by the Lemelson Foundation ("Lemelson") against the Company in Arizona Court for patent infringement. Lemelson claims to be owner of nearly 800 issued and pending patents, including the patent on Machine Vision and Automatic Identification (Auto
     ID) operations. The Auto ID operation is used in machines that are part of the Company's bonding and heat-sealing manufacturing processes. Lemelson is contesting that the use of machines that incorporate this patented technology infringes on their IP rights and therefore the Company is obligated to pay a royalty based on the use of this technology. The suit by Lemelson has been stayed pending the outcome of Lemelson vs. Cognex, a similar suit filed by Lemelson, which will have some bearing on the Radica case with Lemelson. On January 23, 2004 a declaratory judgment was given in the Cognex case that the Lemelson's patent claims are invalid. If this judgment is upheld following appeal, the Company believes that this result is favorable to the Company's defense of the Lemelson lawsuit. On June 29, 2004, Lemelson filed its notice of appeal to the Court of Appeals for the Federal Circuit. The briefing is not expected to be completed until the first half of 2005 and a decision from the Court will likely not be issued until 2006.

     The Company cannot predict the outcome of the Lemelson case or the effect of such litigation on the financial results of the Company. No accrual has been recorded at December 31, 2004 and December 31, 2003 in respect of the Lemelson case or other claims or legal actions, in accordance with SFAS No. 5 Accounting for Contingencies. Management does not believe that the ultimate disposition of the other matters will have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

16.  CONCENTRATIONS OF CREDIT RISK, MAJOR CUSTOMERS AND MAJOR SUPPLIERS

     Accounts receivable of the Company are subject to a concentration of credit risk with customers in the North American and the United Kingdom retail sector and customers in the Company's manufacturing services. This risk is somewhat limited due to the large number of customers composing the Company's customer base and their geographic dispersion, though the Company's Games business had one customer which accounted for more than twenty-four percent of consolidated net sales for the year ended December 31, 2004, one customer which accounted for more than thirty-one percent of consolidated net sales for the year ended December 31, 2003 and one customer which accounted for more than twenty-four percent of consolidated net sales for the year ended December 31, 2002. The Company's top five customers accounted for 55% and 42% of the Company's net sales in 2004 and 2003 respectively. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers. Several of the Company's licenses apply to products that generate a large volume of sales. To the extent, the Company is unable to maintain these licenses, the lost sales could have a significant impact on future sales. On March 17, 2005, a significant customer that accounted for approximately 10% of the Company's sales in 2004, announced that it had agreed to be acquired. The acquiring group has not commenced any plans for the future of this customer, but a restructuring that includes store closings or liquidation of the company could have an adverse effect on the Company's business.

17. SEGMENT INFORMATION

     The Company is a worldwide designer, producer and marketer of electronic entertainment devices. The Company has two reportable segments from which it derives its revenues: the Games and Youth Electronics business that sells product under the Company's different brand names, and the Video Game Accessory ("VGA") business that sells product under the Company's Gamester(R) brand name. The reportable segments are strategic businesses that offer different products, and have different production processes and different type of customers. The Company also sources certain VGA and other electronic products through third party manufacturers for retailers ("Manufacturing Services") to sell under their own brands; this is also included in the Games and Youth Electronics and VGA segments. Manufacturing Services is not considered a separate business segment because the nature of the products and services provided under a manufacturing service order is always either Games and Youth Electronics or VGA. Except for certain small tools that are expensed in the year of service, the Company did not acquire additional machines or equipment to manufacture these products. As such, the chief operating decision maker has not analyzed or assessed the performance of Manufacturing Services as a separate line of business or a reportable operating segment, but rather as a type of service that generates auxiliary income to the Company to the extent if it has excessive production capacity to fill the order. Revenue and costs related to the Manufacturing Services are allocated between Games and Youth Electronics and VGA based on product type.

     The accounting policies of the reportable segments are the same as those described elsewhere in these Notes to the Company's consolidated financial statements for the year ended December 31, 2004. The Company measures segment performance based on net income before foreign currency gain, income taxes, interest, other income and allocable corporate expenses. Unallocable corporate expenses such as costs related to business integration and other general and administrative expenses are managed outside of the operating segments and are included as corporate costs. All other indirect costs have been apportioned on the basis of corresponding sales and direct costs. Inter-segment sales and transfers have been eliminated and are not included in the following table.

     A large proportion of the Company's assets are utilized by both segments and are therefore not suitable for allocating to specific assets. The segment assets are comprised of accounts receivable, inventories and goodwill. Other assets included in corporate principally are cash and cash equivalents, investment securities, deferred tax assets, property, plant and equipment, and all other insignificant assets not reportable under other segments. Information by segment and a reconciliation to reported amounts for the year ended December 31, 2004, 2003 and 2002 are as follows:

     A summary of the Company's two reportable segments is set forth below.

                                                     2004             2003             2002
                                                  ---------        ---------        ---------
     Revenues from external customers
       Games and Youth Electronics                $ 110,176        $  87,986        $ 104,062
       VGA                                           13,223           17,214           20,584
                                                  ---------        ---------        ---------
     Total revenues from external customers       $ 123,399        $ 105,200        $ 124,646
                                                  =========        =========        =========

     Depreciation and amortization
       Games and Youth Electronics                $   1,505        $   1,671        $   2,446
       VGA                                              188              362              412
                                                  ---------        ---------        ---------
     Total depreciation and amortization          $   1,693        $   2,033        $   2,858
                                                  =========        =========        =========

     Impairment of goodwill
       Games and Youth Electronics                $    --          $    --          $    --
       VGA                                            3,536             --               --
                                                  ---------        ---------        ---------
     Total impairment of goodwill                 $   3,536        $    --          $    --
                                                  =========        =========        =========

     Segment income (loss)
       Games and Youth Electronics                $   8,833        $  13,788        $  18,004
       VGA                                           (3,527)          (2,547)          (3,636)
                                                  ---------        ---------        ---------
     Total segment income                         $   5,306        $  11,241        $  14,368

     Corporate
       Unallocated corporate expenses             $  (2,947)       $  (2,406)       $  (1,850)
       Net interest and other income                  1,936              790            2,085
       (Provision) credit for income taxes             (839)           2,866           (2,669)
                                                  ---------        ---------        ---------
     Total consolidated net income                $   3,456        $  12,491        $  11,934
                                                  =========        =========        =========

     Segment assets
       Games and Youth Electronics                $  38,134        $  23,061        $  26,037
       VGA                                           13,058           17,353           19,038
       Corporate                                     58,749           61,800           50,227
                                                  ---------        ---------        ---------
     Total consolidated assets                    $ 109,941        $ 102,214        $  95,302
                                                  =========        =========        =========

     Revenues from external customers by segment and product category and manufacturing services within the segment are summarized as follows:

                                                     2004             2003             2002
                                                  ---------        ---------        ---------

     Games and Youth Electronics Segment
       Electronic Games                           $  80,640        $  62,374        $  62,684
       Youth Electronics                             17,038           15,227           16,744
       Other Electronic Toys                          3,490             --               --
       Manufacturing Services                         9,008           10,386           24,634
                                                  ---------        ---------        ---------
                                                    110,176           87,987          104,062
                                                  ---------        ---------        ---------
     VGA Segment
       Video Games Accessories                       12,840           14,294           15,844
       Manufacturing Services                           383            2,919            4,740
                                                  ---------        ---------        ---------
                                                     13,223           17,213           20,584
                                                  ---------        ---------        ---------

     Total net revenues                           $ 123,399        $ 105,200        $ 124,646
                                                  =========        =========        =========

     Information about the Company's operations in different geographic areas is set forth in the table below. Net sales are attributed to countries based on the location of customers, while long-lived assets are reported based on their location. Long-lived assets principally include property, plant and equipment and intangible assets:

                                   2004           2003           2002
                                 --------       --------       --------

     Net sales:
       United States             $ 81,542       $ 72,520       $ 76,926
       United Kingdom              18,156         13,189         17,888
       New Zealand                  1,094            152           --
       Japan                        1,591            930         14,832
       Europe                       3,744          3,292          1,863
       Canada                       3,471          2,191          2,279
       Australia                    4,387          1,970            465
       Other countries              9,414         10,956         10,393
                                 --------       --------       --------
                                 $123,399       $105,200       $124,646
                                 ========       ========       ========

     Long-lived assets:
       United States             $  6,534       $  9,937       $    771
       United Kingdom                 147            114          9,733
       China and Hong Kong         11,668         12,283         13,977
                                 --------       --------       --------
                                 $ 18,349       $ 22,334       $ 24,481
                                 ========       ========       ========


18.  VALUATION AND QUALIFYING ACCOUNTS

                                                     Balance at                                               Balance at
                                                     beginning          Charged to       Utilization /          end of
                                                      of year          income statement    write-offs            year
                                                      -------          ----------------    ----------            ----

2004
    Allowance for doubtful accounts                       $   251            $     6           $   (109)           $   148
    Allowance for estimated product returns                 1,390              1,145             (1,611)               924
    Accrued warranty expenses                               1,040              1,903             (1,873)             1,070
    Accrued sales allowance                                 2,893              2,834             (3,816)             1,911
                                                   ---------------    ---------------    ---------------    ---------------
                                                          $ 5,574            $ 5,888           $ (7,409)           $ 4,053
                                                   ===============    ===============    ===============    ===============

2003
    Allowance for doubtful accounts                       $   315            $   114           $   (178)           $   251
    Allowance for estimated product returns                 1,247              1,079               (936)             1,390
    Accrued warranty expenses                               1,040              2,495             (2,495)             1,040
    Accrued sales allowance                                 3,591              2,809             (3,507)             2,893
                                                   ---------------    ---------------    ---------------    ---------------
                                                          $ 6,193            $ 6,497           $ (7,116)           $ 5,574
                                                   ===============    ===============    ===============    ===============

2002
    Allowance for doubtful accounts                       $ 2,207            $    60           $ (1,952)           $   315
    Allowance for estimated product returns                 1,555                390               (698)             1,247
    Accrued warranty expenses                                 900              1,771             (1,631)             1,040
    Accrued sales allowance                                 3,912              1,864             (2,186)             3,590
                                                   ---------------    ---------------    ---------------    ---------------
                                                          $ 8,574            $ 4,085           $ (6,467)           $ 6,192
                                                   ===============    ===============    ===============    ===============

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The Board of Directors and Shareholders
Radica Games Limited:


We have audited the accompanying consolidated balance sheets of Radica Games Limited and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Radica Games Limited and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with United States generally accepted accounting principles.




/s/ KPMG

HONG KONG
February 25, 2005, except for
footnote 16, which is as of March 17, 2005

SELECTED QUARTERLY FINANCIAL DATA - (UNAUDITED) (US dollars in thousands, except per share data)

                                                                    Quarter ended
                                           ---------------------------------------------------------------
                                             Mar. 31          Jun. 30         Sep. 30          Dec. 31
                                           -------------    -------------   -------------    -------------
Year ended December 31, 2004
----------------------------
   Net sales                                   $ 12,125         $ 18,799        $ 48,972         $ 43,503
   Gross profit                                   5,140            6,152          15,269           15,262
   Net income (loss)                             (1,112)             171           5,990           (1,593)
   Basic income (loss) per share                  (0.06)            0.01            0.32            (0.09)
   Diluted income (loss) per share                (0.06)            0.01            0.31            (0.09)

Year ended December 31, 2003
----------------------------
   Net sales                                   $ 16,045         $ 16,944        $ 37,655         $ 34,556
   Gross profit                                   6,254            5,647          14,598           14,130
   Net income (loss)                               (604)            (789)          6,625            7,259
   Basic income (loss) per share                  (0.03)           (0.04)           0.37             0.40
   Diluted income (loss) per share                (0.03)           (0.04)           0.34             0.38

COMMON STOCK DATA

As of January 31, 2005 there were approximately 100 record holders of the Company's common stock. The Company believes that this represents more than 2,000 individual shareholders.

Price Range of Common Stock

Fiscal Year and Quarter                                     High          Low
--------------------------------------------------------------------------------

2004 Quarter
------------
   Fourth...........................................    $   10.92      $  7.52
   Third ...........................................        10.35         8.24
   Second ..........................................         9.86         8.00
   First ...........................................        11.64         6.88

2003 Quarter
------------
   Fourth...........................................    $    7.95      $  6.30
   Third ...........................................         8.17         6.88
   Second ..........................................         8.00         5.54
   First ...........................................         6.54         4.20

2002 Quarter
------------
   Fourth...........................................    $    4.60      $  3.45
   Third ...........................................         4.03         3.56
   Second ..........................................         4.60         3.80
   First ...........................................         4.40         3.40

The Company's common shares have been traded on the NASDAQ National Market System since May 13, 1994. Prior to that time, the Company's securities were privately held. The Company's symbol for its common shares is "RADA". On December 31, 2004 the share price closed at $7.98.

From becoming public until the end of fiscal 2003, the Company had not paid any dividends. On January 5, 2004, the Company announced a quarterly dividend program. In fiscal 2004, the Company paid $3.0 million in dividends to its shareholders. On January 4, 2005, our Board of Directors declared a quarterly dividend of 4.5 cents per share payable on January 31, 2005, to shareholders of record as of January 20, 2005.

DIRECTORS AND OFFICERS

BOARD OF DIRECTORS

Jon N. Bengtson (3)                                   Patrick S. Feely (3)
Chairman of the Board and Director                    Chief Executive Officer and Director

Timothy R. Busch (1) (3)                              David C.W. Howell
Director                                              President Asia Operations,
                                                      Chief Financial Officer and Director
Albert J. Crosson (1) (2)
Director                                              James J. O'Toole (2)
                                                      Director
Theodore J. Eischeid
President, Chief Operating Officer and Director       Peter L. Thigpen (1) (2)
                                                      Director

CORPORATE OFFICERS

Patrick S. Feely                                      Paul Fogarty
Chief Executive Officer and Director                  Vice President UK Sales

Theodore J. Eischeid                                  Louis S.W. Kwok
President, Chief Operating Officer and Director       General Manager, Factory

David C.W. Howell                                     Eric K.W. Chan
President Asia Operations,                            Quality Director
Chief Financial Officer and Director
                                                      Vincent K.M. Ching
Jeanne M. Olson                                       Manufacturing Director
President North American Operations
                                                      Rick C.K. Chu
Denis Horton                                          Director of Customer Service
President Radica Europe and
Managing Director, Radica UK                          Martin Frain
                                                      UK Marketing Director
James M. Romaine
Senior Vice President Sales                           Sean C.W. Lee
                                                      Finance Director - Asia
Laurence M. Scott Jr.
Senior Vice President of Asia Operations              Donny K.W. So
                                                      Director of Project Management
Craig D. Storey
Vice President and Chief Accounting Officer           Hermen H.L. Yau
                                                      MIS Director
Larry C.N. Cheng
Vice President Engineering                            Kenneth K.C. Yu
                                                      Engineering Director
Robert E. Esterbrook
Vice President UK Finance & Operations

(1)  Member of the Audit Committee
(2)  Member of the Corporate Governance, Nominations and Compensation Committee
(3)  Member of the Executive Committee

30

CORPORATE OFFICE
Radica Games Limited
Suite V, 6th Floor, 2-12 Au Pui Wan Street
Fo Tan, Hong Kong
Tel: Hong Kong 852.2693.2238
Fax: Hong Kong 852.2695.9657

INVESTOR RELATIONS
180 South Lake Avenue, Suite 440
Pasadena, CA 91101
Tel: USA 1.626.744.1150
Fax: USA 1.626.744.1155

WEB SITES
www.radicagames.com
www.gamesterusa.com
www.gamesteruk.com
www.girltech.com
www.skannerz.com

CORPORATE COUNSEL
Sullivan & Cromwell
1888 Century Park East
Los Angeles, CA 90067-1725

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
KPMG
8th Floor, Prince's Building
10 Chater Road
Hong Kong

REGISTRAR AND TRANSFER AGENT
U.S. Stock Transfer Corporation
1745 Gardena Avenue
Glendale, CA 91204

COMMON STOCK
NASDAQ National Market System
Common Stock Symbol: RADA

LEGAL INFORMATION
RADICA(R) and Radica logo are registered trademarks of Radica Games Limited; GIRL TECH(R) and Girl Tech logo are registered trademarks of Radica Games Limited;
GAMESTER(R) and Gamester logo are trademarks of Radica Games Limited;
PLAY TV(R) and Play TV logo are registered trademarks of Radica Games Limited; PLAY TV(R) LEGENDS(TM) and its logo are trademarks of Radica Games Limited; SKANNERZ(R) is a registered trademark of Radica Games Limited;
20Q is a trademark of 20Q.NET, INC. used under license by Radica Games Limited; BIG TROUBLE(TM), STREET MUTTZ(TM), TWINKLEBERRIES(TM), MY PHOTO BOOTH(TM), CUPCAKES(TM), CUBE WORLD(TM), RACE PAC(TM) are trademarks of Radica Games Limited;
NITRO BATTLERZ(TM) is a trademark of Radica Games Limited and is licensed from Konami;
BARBIE(TM) is a trademark of Mattel, Inc. All rights reserved.
World Poker Tour & Spade Card Design are  trademarks  of WPT  Enterprises,  Inc.
(C)2005 WPT Enterprises, Inc. All Rights Reserved. All photographic images contained herein are property of WPT Enterprises, Inc. and used with permission herein.
(C)2005 WPT Enterprises, Inc. All Rights Reserved. Bee Royal Face Card Designs used on packaging background are (C) The United States Playing Card Company. All Rights Reserved. Travel Channel and logo are registered trademarks of Discovery Communications, Inc., used under license. All rights reserved.
(C)SEGA CORPORATION,1988-1995. (C)SEGA OF AMERICA,1992. "SEGA and the Sega Logo are either registered trademarks or trademarks of Sega Corporation." Manufactured and distributed by Radica under license by Sega Toys.
Street Fighter(R) II' Special Champion Edition & (C) 1991, 2005 CAPCOM U.S.A., INC. All Rights Reserved. Ghouls'n Ghosts(TM) & (C) 1988, 2005 CAPCOM CO., LTD. All Rights Reserved.
Reprogrammed Game (C)SEGA CORPORATION, 1989 All Rights Reserved. SEGA and the Sega Logo are either registered trademarks or trademarks of Sega Corporation. Manufactured and distributed by Radica under license by Sega Toys.
(C)1992 SEGA. SEGA, the Sega logo are either registered trademarks or trademarks of Sega Corporation. Manufactured and distributed by Radica under license by Sega Toys.
(C)1993 SIMS CO., LTD. SEGA, the Sega Logo and OutRun are either registered trademarks or trademarks of Sega Corporation. Manufactured and distributed by Radica under license by Sega Toys.
Sensible Soccer (C)1992 Sensible Limited and The Codemasters Software Company Limited ("Codemasters"). All rights reserved. "Sensible" is a registered trademark of Sensible Limited. Used under license by Codemasters.
Cannon Fodder (C)1994 Sensible Limited and The Codemasters Software Company Limited ("Codemasters"). All rights reserved. "Cannon Fodder" is a registered trademark of Sensible Limited. Used under license by Codemasters.
Mego-lo-mania (C)1992 Sensible Limited and The Codemasters Software Company Limited ("Codemasters"). All rights reserved. "Mego-lo-mania" is a trademark of Sensible Limited.
Used under license by Codemasters.
Codemasters(R) and the Codemasters logo are registered trademarks owned by Codemasters. GENIUS AT PLAY(TM) is a trademark of Codemasters.
All other trademarks are property of their respective owners.

                              RADICA GAMES LIMITED
                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                                  MAY 23, 2005

         NOTICE IS HEREBY GIVEN that the Annual Meeting of the Shareholders of Radica Games Limited (the "Company") will be held at The Westin Pasadena Hotel, 191 North Los Robles Avenue, Pasadena, California 91101 on Monday, May 23, 2005 commencing at 10:00 a.m., to consider and act upon the following proposals or matters:

         (1) To elect directors;

         (2) To appoint KPMG as Independent Registered Public Accounting Firm and to authorize the directors to fix the Independent Registered Public Accounting Firm's remuneration; and

         (3) To transact such further or other business matters as may properly come before the meeting or any adjournments thereof.

         Only shareholders of record at the close of business on March 31, 2005 will be entitled to notice of the meeting.

         The Annual Report containing the Financial Statements of the Company and the Report of the Independent Registered Public Accounting Firm thereon, the Management Information Circular/Proxy Statement and a form of proxy are enclosed with this Notice of Meeting.

                                         By order of the Board of Directors,


                                         DAVID C.W. HOWELL
                                         President Asia Operations and
                                         Chief Financial Officer

April 22, 2005
Fo Tan, Hong Kong




Note: If you are unable to be present at the meeting in person, please fill in, date and sign the enclosed proxy and return it to the President of the Company in the enclosed envelope.

                              RADICA GAMES LIMITED


                 MANAGEMENT INFORMATION CIRCULAR/PROXY STATEMENT

         This Management Information Circular/Proxy Statement ("this Circular") is furnished to shareholders of Radica Games Limited (the "Company") in connection with the solicitation by and on behalf of the management of the Company of proxies to be used at the Annual Meeting of Shareholders (the "Meeting") of the Company to be held at The Westin Pasadena Hotel, 191 North Los Robles Avenue, Pasadena, California 91101 on Monday, May 23, 2005 at 10:00 a.m., and at any adjournments, for the purposes set forth in the attached Notice of Annual Meeting of Shareholders (the "Notice").

         This Circular, the attached Notice and the accompanying form of proxy are first being mailed to shareholders of the Company on or about April 22, 2005. The Company will bear all costs associated with the preparation and mailing of this Circular, the Notice and form of proxy as well as the cost of solicitation of proxies. The solicitation will be primarily by mail; however, officers and regular employees of the Company may also directly solicit proxies (but not for additional compensation) by telephone or telegram. Banks, brokerage houses and other custodians and nominees or fiduciaries will be requested to forward proxy solicitation material to their principals and to obtain authorizations for the execution of proxies and will be reimbursed for their reasonable expenses in doing so.

         No person is authorized to give any information or to make any representations other than those contained in this Circular and, if given or made, such information must not be relied upon as having been authorized.


                      APPOINTMENT AND REVOCATION OF PROXIES

         The persons named as proxies in the enclosed form of proxy are directors or officers of the Company. A shareholder has the right to appoint a person (who need not be a shareholder of the Company) as proxy to attend and act for and on such shareholder's behalf at the Meeting other than the management proxies named in the accompanying form of proxy. This right may be exercised either by striking out the names of the management proxies where they appear on the front of the form of proxy and by inserting in the blank space provided the name of the other person the shareholder wishes to appoint, or by completing and submitting another proper form of proxy naming such other person as proxy.

         A shareholder who has given a proxy, in addition to revocation in any other manner permitted by applicable law, may revoke the proxy within the time periods described in this Circular by an instrument in writing executed by the shareholder or by his/her attorney authorized in writing or, if the shareholder is a body corporate, by an officer or attorney thereof duly authorized.

         Shareholders desiring to be represented at the Meeting by proxy or to revoke a proxy previously given, must deposit their form of proxy or revocation of proxy at the office of Radica Enterprises, Ltd. ("Radica USA") at 13628-A Beta Road, Dallas, Texas 75244, addressed to the President of the Company, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or on the day of the Meeting with the chairman of the Meeting prior to the Meeting, or any adjournment thereof. If a shareholder who has completed a proxy attends the Meeting in person, any votes cast by the shareholder on a poll will be counted and the proxy will be disregarded.

                                VOTING OF PROXIES

         THE SHARES REPRESENTED BY ANY VALID PROXY IN FAVOR OF THE MANAGEMENT PROXIES NAMED IN THE ACCOMPANYING FORM OF PROXY WILL BE VOTED FOR, AGAINST OR WITHHELD FROM VOTING (ABSTAIN) ON THE ELECTION OF DIRECTORS AND ON THE REAPPOINTMENT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND THE
AUTHORIZATION OF THE DIRECTORS TO FIX THE REMUNERATION OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, IN ACCORDANCE WITH ANY SPECIFICATIONS OR INSTRUCTIONS MADE BY A SHAREHOLDER ON THE FORM OF PROXY. IN THE ABSENCE OF ANY SUCH SPECIFICATIONS OR INSTRUCTIONS, SUCH SHARES WILL BE VOTED FOR THE ELECTION AS DIRECTORS OF THE MANAGEMENT NOMINEES NAMED IN THIS CIRCULAR AND FOR THE APPOINTMENT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND THE AUTHORIZATION OF THE DIRECTORS TO FIX THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REMUNERATION AS STATED IN THIS CIRCULAR.

         Each share of Common Stock is entitled to one vote on each matter submitted to vote at the meeting. Under the Company's Bye-laws, action may be taken by the shareholders at any duly convened Annual General Meeting of the Company by a majority of the votes cast on each proposal (other than certain proposals requiring a special resolution as defined in the Bye-laws). In the case of elections of directors, the number of vacant positions (in the case of this meeting, nine director positions) will be filled by the nominees who receive the greatest number of votes at the meeting, with each shareholder being entitled to vote for a number of directors equal to the number of vacancies, but without cumulative voting. Although the Bye-laws permit voting by a show of hands in certain circumstances, the Company follows the practice of voting by poll or ballot (i.e. tabulating written votes submitted at the meeting in person or by proxy).

         The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice and with respect to such other business or matters which may properly come before the Meeting or any adjournments thereof.


                                   RECORD DATE

         The Board of Directors of the Company has fixed the close of business on March 31, 2005, as the record date (the "Record Date") for the Meeting. Only holders of record of the Common Stock as of the close of business on the Record Date are entitled to receive notice of and to attend and vote at the Meeting.

                  VOTING SECURITIES AND THEIR PRINCIPAL HOLDERS

         As of January 31, 2005 there were issued and outstanding 18,827,112 shares of the Common Stock of the Company.

         The following table and the text that follows set forth information with respect to shareholders which the Company believes own beneficially more than 5% of the issued and outstanding shares of Common Stock of the Company, as of January 31, 2005:

----------------------------------------------------------------------------------------------
              NAME AND ADDRESS OF                NUMBER OF SHARES         PERCENTAGE OF COMMON
                BENEFICIAL OWNER                                            STOCK OUTSTANDING
----------------------------------------------------------------------------------------------
Dito Devcar Corporation, et al. (1)                 8,728,888                     46.4%
  c/o Richard H. Pickup
  2321 Alcova Ridge Dr.
  Las Vegas, Nevada 89134
RAD Partners 1999 LLC, et al. (2)                   1,093,700                      5.8%
  c/o The Busch Firm, 2532 Dupont Drive
  Irvine, California 92612
Royce & Associates, LLC                               972,250                      5.2%
  1414 Avenue of the Americas
  New York, New York 10019
-------------------------

(1)      Includes shares of Common Stock owned by the following related persons:
         Dito Devcar Corporation, DRP Charitable Unitrust, TMP Charitable Unitrust, Dito Devcar, LP, Dito Caree, LP, Pickup Family Trust, Pickup Charitable Unitrust II, TD Investments, LLC, Plus Four Equity Partners LP, Dito Devcar Foundation and Richard H. Pickup.

(2)      Includes shares of Common Stock owned by the following related persons:
         RAD Partners 1999 LLC, Lenawee Trust, 92653 Trust, Busch Family Foundation and Timothy R. Busch, who is a director of the Company.

         The   information   in  the  above  table  is  provided  by  individual
shareholders and therefore the Company cannot verify its accuracy.

                              ELECTION OF DIRECTORS

         The following persons are nominees proposed by management for election as directors of the Company to serve until the next annual meeting of the shareholders of the Company or until their successors are duly elected or appointed. A SHAREHOLDER MAY WITHHOLD HIS VOTE FROM ANY INDIVIDUAL NOMINEE BY WRITING THE PARTICULAR NOMINEE'S NAME ON THE LINE PROVIDED IN THE FORM OF PROXY. Management does not contemplate that any of the nominees will be unable to serve as a director. If, as a result of circumstances not now contemplated any nominee shall be unavailable to serve as a director, the proxy will be voted for the election of such other person or persons as Management may select. The management nominees for election as directors of the Company are Jon N. Bengtson, Timothy R. Busch, John A.F.H. Coulter, Albert J. Crosson, Theodore J. Eischeid, Patrick S. Feely, Floyd W. Glisson, Frank J. O'Connell and Richard E. Wenz. Messrs. Coulter, Glisson, O'Connell and Wenz are being nominated to join the Company's board of directors for the first time at the 2005 meeting. The biographical information of all director nominees follows the table below.

         The Board of Directors expresses its deep appreciation for the outstanding service of retiring directors James J. O'Toole, Peter L. Thigpen and David C.W. Howell. Their contributions have directly impacted the growth and strength of Radica.

         Jim O'Toole has served on the board since 1994 and has been instrumental in guiding the Company through its many challenges and successes. His intellect and vast experience with some of the largest and most successful public companies have helped Radica to a position of prominence in the toy industry.

         Pete Thigpen has served on the board for the past seven years. His international and operational experience in a fashion industry that follows similar trends as those faced by Radica has helped the Company succeed in the ever changing toy industry.

         David Howell is retiring from the board after 11 years as a director but continues to serve the company as its Chief Financial Officer and President of Asian Operations. David's retirement has allowed the Company to provide additional strengths to the board while continuing to have the benefit of David's knowledge and experience.

         The following table and the textual discussion which follows sets forth information as of January 31, 2005 with respect to each of the management nominees for director and each executive officer, including their names, ages, the number of shares beneficially owned by each such person individually and as a group, all positions and offices with the Company held by each such person (in addition to their directorships) and their term of office as a director:

--------------------------------------------------------------------------------------------------------------------------
                                                                                                            PERCENTAGE OF
                                                                                              NUMBER OF        COMMON
                                          TERM AS                                              SHARES           STOCK
                               AGE AT     DIRECTOR        OTHER POSITIONS AND OFFICES       BENEFICIALLY     OUTSTANDING
            NAME                1/1/05    EXPIRES       PRESENTLY HELD WITH THE COMPANY         OWNED            (1)
-----------------------------  ---------  -----------  -----------------------------------  --------------  --------------
Director Nominees:
-----------------

Jon N. Bengtson (2)               61         2005      Chairman of the Board                      419,260       2.2%
Timothy R. Busch (2)(3)(5)        50         2005      None                                     1,128,700       6.0%
John A.F.H. Coulter               61                   None                                            --
Albert J. Crosson (3)(4)(6)       74         2005      None                                        55,000
Theodore J. Eischeid              54         2005      President, Chief Operating Officer          36,697
Patrick S. Feely (2)              58         2005      Chief Executive Officer                    338,000       1.8%
Floyd W. Glisson                  57                   None                                            --
Frank J. O'Connell                61                   None                                            --
Richard E. Wenz                   55                   None                                            --
Executive Officers:
------------------
David C.W. Howell                 42                   President Asia Operations, Chief           174,050
                                                       Financial Officer

--------------------------------------------------------------------------------------------------------------------------
                                                                                                            PERCENTAGE OF
                                                                                              NUMBER OF        COMMON
                                          TERM AS                                              SHARES           STOCK
                               AGE AT     DIRECTOR        OTHER POSITIONS AND OFFICES       BENEFICIALLY     OUTSTANDING
            NAME                1/1/05    EXPIRES       PRESENTLY HELD WITH THE COMPANY         OWNED            (1)
-----------------------------  ---------  -----------  -----------------------------------  --------------  --------------
Jeanne M. Olson                   56                   President North American                   115,000
                                                       Operations
Denis Horton                      53                   President Radica Europe and                 20,000
                                                       Managing Director, Radica UK
James M. Romaine                  59                   Senior Vice President Sales                 50,200
Laurence M. Scott, Jr.            59                   Senior Vice President of Asia               20,000
                                                       Operations
Craig D. Storey                   36                   Vice President, Chief Accounting            34,000
                                                       Officer
Larry C.N. Cheng                  41                   Vice President Engineering                   7,000
Robert E. Esterbrook              59                   Vice President UK Finance &                 12,000
                                                       Operations
Paul Fogerty                      43                   Vice President UK Sales                      5,000
Louis S.W. Kwok                   43                   General Manager, Factory                     8,000
Eric K.W. Chan                    48                   Quality Director                                --
Vincent K.M. Ching                44                   Manufacturing Director                          --
Rick C.K. Chu                     51                   Director of Customer Service                 4,000
Martin Frain                      36                   UK Marketing Director                           --
Sean C.W. Lee                     38                   Finance Director - Asia                      6,000
Donny K.W. So                     41                   Director of Project Management               8,000
Hermen H.L. Yau                   45                   MIS Director                                   100
Kenneth K.C. Yu                   42                   Engineering Director                            --

-------------------------
(1) Except as indicated, in each case these shares represent less than 1% of the total stock outstanding.
(2)      Member of the Executive Committee.
(3)      Member of the Audit Committee.
(4)      Member  of  the  Corporate  Governance,  Nominations  and  Compensation
         Committee.
(5) Mr. Busch is one of the persons included in the RAD Partners 1999 LLC Group. See "Voting Securities and Their Principal Owners" above for additional information.
(6)      In the Company's  Proxy Circular for last year, we reported that Albert
         J. Crosson, one of our directors, had a 1% beneficial interest in Crossfire, LLC, which provided beneficial ownership of 450,000 shares of our common stock and the right for Crossfire to acquire an additional 400,000 shares over time from a limited liability company (RAD Partners 2001, LLC) which was controlled by RAD Partners 1999 LLC, one of our principal stockholders. Mr. Crosson has reported to the Company that in 2004 the additional 400,000 shares were acquired by Crossfire and RAD Partners 2001 was liquidated, but Mr. Crosson sold his interest in Crossfire to his four adult children. As a result, Mr. Crosson has disclaimed any beneficial ownership in common stock of the Company, other than through his ownership of stock options acquired as a director of the Company.

         The director nominees and executive officers of the Company as shown in the above table, as a group (27 persons), owned beneficially 2,441,007 shares of Common Stock (not including option shares not yet vested held by such persons), or approximately 13.0% of the Common Stock outstanding, as of January 31, 2005.

         The executive officers of the Company do not have any fixed term of office and serve at the pleasure of the Board of Directors.

         Jon N.  Bengtson,  formerly  the  Executive  Vice  President  and Chief
Operating Officer of the Company, became the Chairman of the Board of the Company in January 1996, and have been a director of the Company since January 1994. He was Chief Financial Officer of the Company from January 1994 to September 1995, and was appointed President and Chief Executive Officer of Radica USA in December 1993. Mr. Bengtson joined The Sands Regent in 1984 and served in various positions, including Vice President of Finance and Administration, Chief Financial Officer, Treasurer and Director, Senior Vice President and Director and Executive Vice President and Chief Operating Officer and Director until December 1993. From 1980 to 1984, Mr. Bengtson was a director and served in various positions with International Game Technology ("IGT"), including Treasurer and Vice President of Finance and Administration and Vice President of Marketing. Mr. Bengtson is currently the Chairman of The Sands Regent.

         Timothy R. Busch was appointed a director of the Company in May 2003. Mr. Busch is CEO and founder of The Busch Firm. Founded in 1979, The Busch Firm specializes in estate planning, asset protection, tax, corporate law, partnership and real estate matters. He is also founder of Pacific Hospitality Group, an Irvine-based hotel firm that constructs and operates hotels; St. Anne School of Laguna Niguel, California, a private Christian elementary school; and the new private JSerra High School. Mr. Busch serves on a number of private and public boards in various industries, including Advanced Materials, Inc. of Rancho Dominguez, California. Mr. Busch received his Juris Doctor degree from the Wayne State University of Law, and his B.B.A., summa cum laude, degree from Western Michigan University. He is an attorney licensed in Michigan, California, Texas, and Washington, D.C., and a CPA licensed in Michigan, California, and Nevada. He is a member of the Orange County and Palm Springs Chapters of Legatus, an organization of Catholic CEOs.

         John A.F.H. Coulter is CEO and founder of Exact Products Ltd., a company which specializes in new product development. Prior to this Mr. Coulter had over 20 years of experience in the toy industry. He was founder and CEO of TCL Marketing between 1992 and 2001 acting as the UK distributor for Radica, KID design and Team Concepts. Prior to this he was a Corporate Vice President and President of Europe for Tonka between 1986 and 1990. Between 1982 and 1986 he helped build Mattel in the UK, as Managing Director and Vice President. Prior to entering the toy industry he worked in the food industry and held senior marketing management positions at United Biscuits, Brooke Bond Oxo, Cadbury Schweppes and J. Lyons Grocery Division. Mr. Coulter is an Alumnus of London Business School, Fellow of The Marketing Society (Chairman 1975-76), Fellow of the Chartered Institute of Marketing and Fellow of the British Institute of Management.

         Albert J. Crosson was appointed a director of the Company in May 2001. He became a director of International Game Technology ("IGT") in 1988. He became Vice Chairman of the Board of IGT in July 1996 and an employee of such company. He resigned as an employee in December 2000 and as Vice Chairman of the Board of IGT in August 2001. Mr. Crosson was employed for 34 years by ConAgra, Inc. and its predecessor companies. He was President of ConAgra Grocery Products Companies from 1993 until January 1996 when he retired. From 1986 until January 1993, he was President of Hunt-Wesson Foods, Inc., a ConAgra company.

         Theodore J. Eischeid was appointed President and Chief Operating Officer in January 2005. He has been a director of the Company since May 2003 and served as Chairman of the Audit Committee until January 2005. Most recently Mr. Eischeid was Vice President - Global CDMA Partnership and Product Management for Motorola, Inc., a global leader in wireless, automotive and broadband communications. Prior to that, he was Senior Vice President and Chief Financial Officer of K12 Inc., a developer of online curriculum for grades K-12; formerly President and CEO of Educational Insights, Inc., a publicly traded developer, manufacturer and marketer of educational products; and prior to that served as President of Revell-Monogram, Inc., an international manufacturer and marketer of plastic hobby kits, where he lead a successful initial public offering in 1991 and continued as President when the company was acquired by Hallmark Inc. in 1994. Mr. Eischeid also served as Chief Financial Officer of Arvey Corporation, a manufacturer and retailer of paper and paper products, and began his career with Arthur Andersen & Co. He is a Certified Public Accountant, a member of the Illinois Bar and a past Chairman of the Toy Manufacturers of
America. Mr. Eischeid received his Juris Doctor, cum laude, degree from the Loyola University of Chicago School of Law, his MBA from Northwestern University's Kellogg Graduate School of Management, and his BS degree from Iowa State University.

         Patrick S. Feely has been Chief Executive Officer since April 1999. He was Chief Operating Officer and President of the Company from July 1997 to January 2005 and has been a director of the Company since July 1996. Prior to joining Radica, he was President and CEO of Spectrum HoloByte, Inc. from 1993 to 1995; President of Bandai America, Inc. from 1991 to 1992; and founder and President of Toy Soldiers, Inc. (which merged with Bandai America) from 1988 to 1991. Mr. Feely was an executive at Tonka, Inc. from 1982 to 1988, where he served as President of the Tonka Products Division and a Director of the parent company. At Tonka, in addition to his other responsibilities, he managed the launch of the Sega video game system into the U.S. market. Mr. Feely was an executive at Mattel Toys from 1977 to 1982 and began his career at RCA Corporation in 1970. Mr. Feely is also an advisor to the Toy Industry Association Board of Directors, where he was Chairman from 2000 to 2002. He is also a director of the Board of Trustees of the Toy Industry Foundation. He has a BA from Duke University and an MBA from the University of Michigan.

         Floyd W. Glisson was CEO of Acres Gaming Incorporated from July 1998 through October 2004, and Chairman of the Board from April 2000 until the company was acquired in October 2003. He has a BS degree in Accounting from the University of Akron, an MBA from the University of Pittsburgh, and was a CPA in Colorado. His previous experience included audit and consulting engagements with Arthur Andersen & Co., and financing management positions with the Dial Corporation and ConAgra Foods Inc. He is in the process of forming GCM Investors LLC, a private investment firm for which he will be Managing Member.

         Frank J. O'Connell was appointed head of the West Coast office at the Parthenon Group in March 2005 having joined the firm in June 2004 as full time Senior Partner to lead the consumer and specialty retail consulting practice. He joined Indian Motorcycle Corporation in November 2000 as President and CEO to lead the revitalization of this 100-year old American-Icon Brand. He became Chairman in June 2002, eventually overseeing the liquidation of the company under a California procedure in January 2005. From 1996 to 2000, he was Chairman, President and CEO of Gibson Greetings, Inc., a public company in the greeting card and social expression business. He negotiated the sale of Gibson to American Greetings Corporation in March 2000. From 1991-1995 he was President and Chief Operating Officer of Skybox International, a sports and entertainment trading card company, which he took public. Mr. O'Connell has led other branded companies including President of Reebok Brands, North America, President of HBO Video, Founder and President of Fox Video Games and Senior VP of the Electronics Divisions at Mattel. He spent the first 14 years of his career in the food business, in various marketing and operating roles. Mr. O'Connell is a co-founder of Tuckerman Capital, a private equity fund in Hanover, NH. He serves on the Advisory Boards of the Johnson Graduate School of Management, the Personal Enterprise Program, and the Undergraduate Business Program at Cornell University, where he earned his undergraduate and MBA degrees.

         Richard E. Wenz is a consultant and private investor and currently serves on the Board of Directors of Hunter Fan Company and Inplex Corporation. From 2000 to 2002 Mr. Wenz was an operating partner/affiliate of DB Capital Partners, the private equity arm of Deutsche Bank A.G. and served on the board of directors of a number of portfolio companies including NewRoads, Inc. and Jenny Craig International. Mr. Wenz also served as Chief Executive Officer of Jenny Craig International during 2002. From 1997 to 2000 Mr. Wenz was President and Chief Operating Officer of Safety 1st, Inc., a publicly traded juvenile products company. During 1995 and 1996 Mr. Wenz was the Partner in charge of the Chicago office with The Lucas Group, a business strategy consulting firm. Previous to 1995 Mr. Wenz held senior executive positions with Wilson Sporting Goods Co., Electrolux Corporation, The Regina Company and Professional Golf Corporation. Mr. Wenz began his career in 1971 with Arthur Young & Company (predecessor of Ernst & Young) and left the firm as a Partner in 1983. Mr. Wenz is a certified public accountant.

         David C.W. Howell was appointed President Asia Operations in December 1998. He has been Executive Vice President and Chief Financial Officer and a director of the Company since September 1995. Prior to that, he was Vice President and Chief Accounting Officer and a director of the Company from January 1994 to September 1995. From 1992 to 1994, Mr. Howell was the Finance Director and Company Secretary of Radica HK. From 1984 to 1991, Mr. Howell was employed by Ernst & Young in London, Hong Kong and Vietnam. He has a B.Sc. from Nottingham University, is a Fellow of the Institute of Chartered Accountants in England and Wales, and is a Fellow of the Hong Kong Society of Accountants.

         Jeanne M. Olson was promoted to President North American Operations in January 2004. She previously held the positions of Executive Vice President and General Manager from 2002 to 2003, and Senior Vice President, Marketing from 2000 to 2002. Prior to joining the Company in 2000, she was Senior Vice President of Sales & Marketing at Lyrick Studios, a privately-held children's entertainment company. Ms. Olson has over 15 years of experience in the toy industry, having held executive marketing and management positions at Mattel Toys, Hasbro Inc., and Tonka Toys. She started her career in marketing research with The Pillsbury Company and with Custom Research Inc.

         Denis Horton has been Managing Director of Radica U.K. Ltd. since April 2003 and President Radica Europe since January 2005. He has over 18 years of experience in the toy industry, previously having held Managing Director positions at Mattel U.K., Fisher Price and Tonka Europe. Prior to entering the toy industry, Mr. Horton worked in the food industry and held management positions at United Biscuits and H J Heinz Co., Ltd. He received his BA (Honors) degree in Business Studies from Nottingham Trent University, and is a Fellow of the Chartered Institute of Marketing in the U.K.

         James M. Romaine joined Radica USA in September 1999 as Senior Vice President of Sales for Radica USA. He has been an executive in the Toy Industry for over 32 years. He spent the 1980's and into the early 90's at Parker Brothers where he was Senior Vice President of Sales. Mr. Romaine was the President of Play Tech Inc., a VTech company, for seven years before joining Radica USA. His most recent educational credentials include the completion of the Executive Program for General Managers at the University of Michigan's School of Business.

         Laurence M. Scott, Jr. was appointed Senior Vice President Asia Operations in April 2002. Previously he was Managing Director - Asian Operations for iLogistix Singapore Supply Chain Management Pte. Limited. Prior to that he was Managing Director for MGA Entertainment (Hong Kong) Limited (1998 - 2000); Vice President - Operations for Atari Corporation (1992 - 1996) and then Vice President - Worldwide Materials for JTS Corporation (1996 - 1997) after Atari merged with JTS; and President and Managing Director for Radofin Electronics (Far East) Limited. (1975 - 1991). Mr. Scott has over 25 years experience with Asian Manufacturing Operations. He has a BSc. and MBA from the University of Southern California.

         Craig D. Storey has been Vice President and Chief Accounting Officer of the Company since July of 1999. Prior to that, he was the Financial Controller of Radica USA from 1995 to 1999. From 1993 to 1995, Mr. Storey was employed by Kafoury, Armstrong and Company in Reno, Nevada. He has a BS from Arizona State University and is a member of the American Institute of Certified Public Accountants and the Nevada Society of CPA's.

         Larry C.N. Cheng has been Vice President Engineering of the Company since April 2003. Prior to that, he was an Engineering Director from April 1999 to March 2003. Mr. Cheng joined the Company in 1991 and was an Engineering Manager from April 1993 to March 1999. Mr. Cheng has more than 15 years experience in ODM and the toy industry. He has a Higher Diploma in Marine Electronics from the Hong Kong Polytechnic University.

         Robert E. Esterbrook joined Radica U.K. as Finance Director and Company Secretary during July 2001, becoming Vice President U.K. Finance and Operations in 2004. He has held executive positions in the U.K. toy industry for over 25 years. He has previously worked at Tonka Toys, Playmates Toys and Ideal Toys as Finance Director and was involved with the establishment of Mattel Toys in the U.K. in 1980. He re-joined Invicta Plastics, Ltd, originators of the board game Mastermind, as Managing Director from 1989 to 1991. He is a fellow member of the Chartered Institute of Management Accountants and completed a program in legal studies at Demontfort University.

         Paul Fogarty commenced working as Sales Director for Radica U.K. in January 2004 and was promoted to Vice President of U.K. Sales in January 2005. He has over 10 years experience in the toy industry previously having held senior management positions for Mattel U.K., Tyco Toys U.K. and JAKKS Pacific. Prior to this Mr. Fogarty worked in the paper industry for Scott Paper Ltd. Mr. Fogarty, who is originally from New Zealand, moved to England in 1989. He received his Bachelor of Commerce degree in Marketing from the University of Auckland.

         Louis S.W. Kwok has been the General Manager, Factory from April 2004. Prior to that, he was the Materials and Logistics Director of the Company from March 2002 to March 2003 and the Plant Administration Director from January 2001 to February 2002. He has over 16 years experience in manufacturing plant operations. Major companies he has worked with are Fymetics (Hong Kong) Limited, Management, Investment and Technology Company Limited, and Sunciti Manufacturers Limited. He has a Higher Diploma in Mechanical Engineering, Diploma in Mechanical Engineering (Manufacturing Technology), and National Diploma in Mechanical Engineering.

         Eric K.W. Chan has been the Quality Director of the Company since July 2, 2001. Prior to that, he was Senior QA Manager/Quality Director in various major toy companies such as Tonka Kenner Parker, Hasbro and Galoob. Mr. Chan has over 20 years of solid experience in QA/QC operations in the toy industry. He has a Diploma in Production and Industrial Engineering, Diploma in Management Study and Diploma in Industrial Management (U.K.).

         Vincent K.M. Ching joined the Company as the Manufacturing Director in September 2002. He has over 16 years experience in research, consultancy and manufacturing sectors, has been working in PRC for 10 years at a managerial level with Philips, Procter & Gamble (P & G) and previously as Manufacturing Director in Honeywell Consumer Products (H.K.) Ltd. from June 1999. He has achieved a number of prizes and awards in both academic and industrial sectors including the Ford Design Prize from Ford Motor (U.K.) Co. Ltd. in 1985, First Class Honors degree in Mechanical Engineering in 1986, Overseas Research
Students Award from the Committee of Vice-Chancellors and Principals of Universities (U.K.) in 1987, Postdoctoral Research Fellowship from the Croucher Foundation of Hong Kong in 1990 and Hong Kong Productivity Council Productivity Award for the 2002 Hong Kong Awards for Industry.

         Rick C.K. Chu has been the Director of Customer Service of the Company since January 2004. Prior to that, he was the International Sales Director of the Company from April 1996 to December 2003 and the International Sales Administration Manager of the Company from April 1994 to April 1996. He has more than 17 years experience in international trade and business management. From 1988 to 1994, he was the Senior Manager managing the sales administration function and marketing of industrial materials for a leading trading company in Hong Kong.

         Martin Frain joined Radica U.K. as Marketing Director in May 2004. Prior to that he was marketing manager at Hasbro U.K., where he worked from 1999. He entered the toy industry in 1993 when he started a games and toys distribution business in Southern Africa. Prior to that he worked as a journalist on a daily newspaper in Johannesburg. He is currently completing his Masters of Business Administration at the University of Bath.

         Sean C.W. Lee has been Finance Director - Asia of the Company since September 2002. Prior to that, he was the Financial Controller of Dongguan factory. He has more than 10 years experience in electronic manufacturing field. He has a Professional Diploma in Accountancy from City University of Hong Kong. He is also a member of HKICPA and ACCA.

         Donny K.W. So joined the Company as Director of Project Management in September 2002. Before joining the Company, he held management positions in product development at VTech HK for 4 years. Mr. So has 17 years experience in project management and product development in major appliances, electronics and toys industries. He obtained his Six Sigma experience while working for General Electric Company, and led the development of Total Cycle Time management skill at VTech. He has a Postgraduate Certificate in Business Administration from the Open University of Hong Kong, a BA in Industrial Design from the Hong Kong Polytechnic University and a Diploma in Product Design from LWL Technical Institute.

         Hermen H.L. Yau has been the MIS Director of the Company since March 1, 1994. From 1982 to 1994, he worked in Outboard Marine Corporation Asia Ltd in various positions in the Systems & Data Processing Department. He has more than 18 years experience in Information Technology and particular experience in IBM mid-range computer systems and solutions. He has a Higher Diploma in Computer Studies from the National Computing Center U.K. and a Diploma in Management Studies from the Hong Kong Polytechnic and Hong Kong Management Association.

         Kenneth K.C. Yu has been as Engineering Director - Asia of the Company since June 2004. Prior to that, he was the engineering manager of a Dongguan factory. He has seventeen years working experience in product engineering, production and industrial engineering, product design, project management and manufacturing of toys and computer accessories. His academic background is engineering and he received a Master in Engineering Business Management in 2003. He is a member of IEE and also a Chartered Engineer.

                MEETINGS OF THE BOARD OF DIRECTORS AND COMMITTEES

         During fiscal 2004, the Board of Directors of the Company met four times. Each of the directors, during his tenure as a director, attended at least 75% of the meetings of the Board of Directors and of each committee of the board on which he has served.

         The responsibilities of the Executive Committee include exercising the authority of the Board of Directors as to matters that may arise between meetings of the Board of Directors. The Executive Committee is comprised of three members of the Board, being Messrs. Bengtson, Busch and Feely. In fiscal 2004, it did not hold any meetings. After the 2005 annual shareholders meeting, it is expected that the Executive Committee will be comprised of Messrs. Bengtson, Feely and Wenz.

         The responsibilities of the Audit Committee include recommending to the Board of Directors the independent registered public accountants to be selected to conduct the annual audit of the books and accounts of the Company, reviewing the proposed scope of such audit and approving the audit fees to be paid, and reviewing the adequacy and effectiveness of the internal auditing, accounting and financial controls of the Company with the independent registered public accountants and the Company's financial and accounting staff. The Audit Committee consists entirely of independent directors. The Audit Committee is comprised of three members of the Board, being Messrs. Busch, Crosson and Thigpen. In fiscal 2004, it held 11 meetings. After the 2005 annual shareholders meeting, it is expected that the Audit Committee will be comprised of Messrs. Wenz (Chairman), Busch and Glisson.

         The responsibilities of the Corporate Governance, Nominations and Compensation Committee include reviewing and approving the slate of director nominees for election to the Company's board of directors, recommending individuals to serve on the standing committees of the Board, and developing and recommending to the board a set of corporate governance principles applicable to the Company. The responsibilities of the Committee also include reviewing and approving executive appointments and remuneration and supervising the administration of the Company's employee benefit plans. The Corporate Governance, Nominations and Compensation Committee consists entirely of independent directors. The Committee is comprised of three members of the Board, being Messrs. Crosson, O'Toole and Thigpen. In fiscal 2004, it held four meetings (including two meeting of the Compensation Committee before it was combined with the Corporate Governance and Nominations Committee). After the 2005 annual shareholders meeting, it is expected that the Corporate Governance, Nominations and Compensation Committee will be comprised of Messrs. Crosson, Coulter and O'Connell.


                               COMMITTEE CHARTERS

         Our Board of Directors has adopted charters applicable to our Audit Committee and our Corporate Governance, Nominations and Compensation Committee. Copies of these charters are available at our website. Go to the investor relations link at www.radicagames.com to inspect copies of our committee charters.


                        AUDIT COMMITTEE FINANCIAL EXPERT

         In 2004, our board of directors determined that Theodore J. Eischeid qualified as an audit committee financial expert and that Mr. Eischeid was independent within the meaning of the listing standards applicable to the Company as a Nasdaq National Market company. However, on January 31, 2005, Mr. Eischeid was named President and Chief Operating Officer of the Company and resigned from the Audit Committee. Timothy R. Busch was named Chairman of the Audit Committee in replacement of Mr. Eischeid. The board determined that Mr. Busch is an independent director within the meaning of such listing standards but made no determination that Mr. Busch would qualify as an audit committee financial expert. However, the board determined that Mr. Busch meets the financial sophistication requirement of such listing standards.

         Therefore, the board of directors determined that the Company does not have an audit committee financial expert serving on its Audit Committee at the present time. This is due to the inability of the Company to replace Mr. Eischeid as audit committee financial expert in the short time frame associated with his hiring as an officer.

         The charter of the Audit Committee requires that all members of such committee be independent and the board expects that ordinarily at least one member will qualify as an audit committee financial expert. Promptly following the 2005 annual shareholders meeting, the board of directors expects to make determinations about the members of the Audit Committee with respect to the qualifications of such persons as an audit committee financial expert.


                                 CODE OF ETHICS

         The Company has adopted a Code of Ethics that is applicable to all directors, senior management and employees. The Code of Ethics contains written standards that are reasonably designed to deter wrongdoing and to promote honest and ethical conduct and the other standards applicable to public companies. A copy of the Code of Ethics is available at our website. Go to the investor relations link at www.radicagames.com to inspect a copy of our Code of Ethics.


                 INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

         Information responsive to this item is contained in the Company's Annual Report on Form 20-F for the year ended December 31, 2004 and is incorporated herein by reference. See Item 7 in such Report on Form 20-F.


                     COMPENSATION OF OFFICERS AND DIRECTORS


COMPENSATION

         In  fiscal  2004,  the  aggregate  amount of  compensation  paid to all executive officers and directors for services in all capacities was approximately $3.2 million. In addition, bonus payments of $0.2 million were accrued in 2004 for 2004 performance and are expected to be paid in April 2005.

         In fiscal 2004, each outside (i.e., non-employee and non-affiliated) director of the Company received compensation according to the following schedule:

         o  Board retainer                          $10,000 annually
         o  Quarterly board meeting fee             $1,250 per meeting
         o  Committee retainer                      $4,000 annually (excluding
                                                    Executive Committee)
         o  Audit chair additional retainer         $4,000 annually
         o  Other committee chairs additional
            retainer                                $2,000 annually

Payments are made quarterly. Any director may elect to receive some or all of the above fees payable in shares of the Company's Common Stock valued at the then current market price.

         Directors who are employees or affiliates of the Company are not paid any fees or additional remuneration for service as members of the Board of Directors or its Committees.

         Upon each annual re-election to the Board of Directors, each outside director receives stock options to purchase 2,500 shares per quarter (i.e. 10,000 shares per annum) of Common Stock of the Company at an exercise price equal to the then current market price of the Company's Common Stock. The average exercise price was $9.02 per share in 2004. These options are exercisable after one year from the date of grant.

         The Company also follows the practice that upon the initial election or appointment of a new outside director to the Board of Directors, such director receives a stock option to purchase 30,000 shares of the Company's Common Stock at an exercise price equal to the then-current market price, and, based on past practice, these options have been exercisable after one year from the date of grant.

EMPLOYMENT AGREEMENTS

         Messrs. Feely, Eischeid, Howell, Bengtson, Horton and Ms. Olson have each entered into individual employment agreements with the Company. In addition, the Company provides residences for Mr. Howell and Mr. Scott in Hong Kong. Additional information regarding employment agreements is contained in the Company's Annual Report on Form 20-F for the year ended December 31, 2004 and is incorporated herein by reference. See Item 6 in such Report on Form 20-F.


                 OPTIONS TO PURCHASE SECURITIES FROM THE COMPANY

         The Company's 1994 Stock Option Plan provided for the granting of stock options to directors, officers and employees of the Company. The Stock Option Plan is administered by the Corporate Governance, Nominations and Compensation Committee (hereinafter, the "Committee") of the Board of Directors. The total number of shares of the Company's Common Stock that may be purchased pursuant to stock options under the Stock Option Plan shall not exceed in the aggregate 3.7 million shares. The Stock Option Plan terminated in October 2004 but continues in effect for outstanding options under such plan.

         At the Annual Shareholders Meeting in May 2004, the 2004 Omnibus Equity Incentive Plan was approved to replace the 1994 Stock Option Plan. The 2004 Omnibus Equity Incentive Plan includes an authorization for a total of 500,000 shares of the Company's common stock to be issued under the plan and the plan will expire in 2014 unless earlier terminated.

         The option price per share with respect to each option shall be determined by the Committee but shall normally be not less than 100% of the fair market value of the Company's Common Stock on the date such option is granted. Ordinarily, either twenty percent or thirty-three and a third percent of the stock options vest and become exercisable on each of the first five or three anniversaries of the date of grant, and all of the options expire in ten years.

         In fiscal year 2004, an aggregate of 137,000 options (exclusive of the outside directors' options and net of stock options that were both issued and canceled in the year) were granted to directors, officers and other employees to purchase the Company's shares at exercise prices ranging from $7.15 to $9.11 per share.

         At the end of fiscal year 2004, after giving effect to all prior exercises and forfeitures of options, an aggregate of 1,317,886 options (exclusive of the outside directors' options) were outstanding at exercise prices ranging from $1.09 to $19.63 per share, and of such amount a total of 967,750 options were held by directors and executive officers of the Company as a group. Also, an aggregate of 265,000 outside director's options were outstanding at exercise prices ranging from $2.00 to $12.63 per share. During 2004, a total of 510,636 shares were issued upon the exercise of options, at exercise prices ranging from $1.09 to $6.78 per share. Prior to 2004, a total of 1,636,042 shares had been issued upon the exercise of options, at exercise prices ranging from $0.57 to $11.00 per share.

         Information respecting options granted and exercised in the fiscal periods of the Company prior to and including 2004 is contained in the Company's Annual Report on Form 20-F for the year ended December 31, 2004, and is incorporated herein by reference. See Item 6 in such Report on Form 20-F and
Note 11 of the Notes to the Consolidated Financial Statements included therein.


          APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

         Management is recommending, and the person named in the enclosed form of proxy will, in the case of a ballot and in the absence of specifications or instructions to vote against or not to vote (abstain) in the form of proxy, vote for the re-appointment of KPMG as the Independent Registered Public Accounting Firm of the Company, to hold office until the next annual meeting of shareholders of the Company or until a successor is duly elected or appointed, and the authorization of the directors to fix the Independent Registered Public Accounting Firm's remuneration. KPMG has been the Independent Registered Public Accounting Firm of the Company since 2001.

                     PRINCIPAL ACCOUNTANT FEES AND SERVICES

         Information responsive to this item is contained in the Company's Annual Report on Form 20-F for the year ended December 31, 2004 and is incorporated herein by reference. See Item 16C in such Report on Form 20-F.


                              SHAREHOLDER PROPOSALS

         Proposals of shareholders intended to be presented at the 2006 annual meeting of shareholders must be received by the Company at the principal executive offices of Radica USA in the United States (see address below) on or before December 31, 2005 in order to be considered for inclusion in the Company's 2006 management information circular/proxy statement.

         In addition, under the Company's Bye-Laws, unless a person is a continuing director or is recommended by the board of directors for election, no person shall be eligible for election to the office of director at any meeting of shareholders unless, not less than 60 days nor more than 90 days before the day appointed for the meeting, there shall have been given to the Secretary of the Company notice in writing by a shareholder who is qualified to be present and vote at the meeting of his intention to propose such person for election and also notice in writing, signed by the person to be proposed, of his willingness to be elected.


                                  OTHER MATTERS

         Management is not aware of any amendments or variations to matters identified in the Notice or of any other matters that are to be presented for action to the Meeting other than those described in the Notice.

         Information stated in this Circular is dated as of January 31, 2005 except where otherwise indicated. The contents and the mailing of this Circular have been approved by the Board of Directors of the Company.

   PATRICK S. FEELY              JON N. BENGTSON            THEODORE J. EISCHEID           DAVID C.W. HOWELL
Chief Executive Officer       Chairman of the Board          President and Chief       President Asia Operations
                                                              Operating Officer       and Chief Financial Officer

         The Company files an Annual Report on Form 20-F with the Securities and Exchange Commission. A copy of this Circular and the Annual Report containing the financial statements of the Company and Management's Discussion and Analysis of Financial Condition and Results of Operations, will be sent to any person upon request in writing addressed to Investor Relations at Radica USA's office at 13628-A Beta Road, Dallas, Texas 75244. Copies are without charge to any shareholder.